FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	CEMIG: 3Q 2007 Results Video Webcast and Conference Call

2.	Market Announcement, October 15, 2007

3.	Summary of the Decisions of the 419th Meeting of the Board of Directors, October 16, 2007

4.	CEMIG Distribuição S.A Summary of Decisions of the 57th Meeting of the Board of Directors, October 16, 2007

5.	CEMIG Gereção e Transmissão S.A. Summary of Decisions of the 55th Meeting of the Board of Directors, October 16, 2007

6.	CEMIG Distribuição S.A. Minutes of the General Stockholder Meeting, October 17, 2007

7.	CEMIG Gereção e Transmissão S.A. Minutes of the General Stockholder Meeting, October 17, 2007

8.	Minutes of the Extraordinary Meeting, October 17, 2007

9.	Summary of Decisions Taken By the 420th Meeting of the Board of Directors

10.	CEMIG Distribuição S.A. Summary of Principal Decisions of 58th Meeting of Board of Directors, October 30, 2007

11.	CEMIG Gereção e Transmissão S.A. Summary of Principal Decisions of 56th Meeting of Board of Directors, October 30, 2007

12.	CEMIG Gereção e Transmissão S.A. Bylaws

13.	CEMIG Distribuição S.A. Bylaws

14.	CEMIG Bylaws

CEMIG: 3Q 2007 RESULTS

VIDEO WEBCAST AND CONFERENCE CALL

The Directors of Cemig (Bovespa – CMIG3, CMIG4; NYSE – CIG, CIG.C; LATIBEX– XCMIG) have the pleasure of inviting you to participate in the transmission of Cemig’s

THIRD QUARTER 2007 RESULTS

 video webcast and conference call,
on:

Thursday, November 08, 2007
at 12:00 pm (Brasília time)

Simultaneous translation in English.

Presentation

Márcio Araujo de Lacerda

Chairman of the Board of Directors

Djalma Bastos de Morais

CEO

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Agostinho Faria Cardoso

Investor Relations Manager

Video webcast :	http://cemig.infoinvest.com.br
Audio conference call:	+ 55 11 4688-6301
Password:	CEMIG

Playback of the video webcast:
http://cemig.infoinvest.com.br
Click on the banner and download.

Available: for 90 days

Playback of the conference call:

Telephone: +55 11 4688 6312
Password: 260

Available: 8 to 19 november, 2007

Any questions, please ring Patrícia Nobre on +55 31 3506-5024.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
Listed company
CNPJ: 17.155.730/0001-64
Avenida Barbacena, 1200
Belo Horizonte, Minas Gerais, Brazil, CEP 30190-131
NIRE: 31300040127

MARKET ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais) a listed company with equity securities listed on the stock exchanges of São Paulo, New York and Madrid, in accordance with its commitment to implement best corporate governence practices, hereby announces that the processes of Legal Information Management, Legal Proceedings and Actions Management, and Legal Contracts Management under the responsibility of its Legal Department have been audited by the international certification organization Bureau Veritas Certification (BVQI), and on October 11, 2007 were recommended for ISO 9001:2000 certification.

ISO certification of the processes described above aims to strengthen the corporate governance practices currently in implementation by the management of Cemig. It will also provide, in conjunction with the measures for adaptation of legal controls to the requirement of the Sarbanes-Oxley Law, greater security and efficacy for the Company’s legal activities and information, and contribute to greater reliability and transparency in the disclosure of its results and financial statements.

Belo Horizonte, October 15, 2007.

Luiz Fernando Rolla

Chief officer for Finance, Investor Relations and Control of Holdings

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
Listed company
CNPJ 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF DECISIONS OF THE 419TH MEETING OF THE BOARD OF DIRECTORS.

At its meeting held on october 16, 2007 the Board of Directors of Companhia Energética de Minas Gerais approved the following:

•                     Five-year Business Plan presented.

CEMIG DISTRIBUIÇÃO S.A.

Listed company – CNPJ 06.981.180/0001—16

SUMMARY OF DECISIONS OF THE 57TH MEETING OF THE BOARD OF DIRECTORS.

At its meeting held on october 16, 2007, the board of directors of Cemig Distribuição S.A. approved the following:

1.               Five-year Business Plan presented.

2.               Acquisition of electricity meters.

CEMIG GERAÇÃO E TRANSMISSÃO S/A

Listed company – CNPJ 06.981.176/0001-58.

SUMMARY OF DECISIONS OF THE 55TH MEETING OF THE BOARD OF DIRECTORS.

At its meeting held on october 16, 2007, the board of directors of Cemig Geração e Transmissão S.A. approved the following:

1.               Contracting of financing / Hidrelétrica Cachoeirão S.A.

2.               Amendment to Stockholders’ Agreement / Hidrelétrica Cachoeirão S.A.

3.               Subscription of shares and signing of Stockholders’ Agreement / Guanhães Energia S.A.

4.               Injection of capital portion in excess of equity / UHE Baguari Consortium.

5.               Five-year Business Plan presented.

CEMIG DISTRIBUIÇÃO S.A.

Listed company — CNPJ 06.981.180/0001-16

MINUTES OF THE GENERAL STOCKHOLDER MEETING

BEGUN ON AUGUST 23, 2007, RESUMED ON SEPTEMBER 12, 2007 AND

COMPLETED ON OCTOBER 17, 2007

At 1 p.m. on August 23, 2007 the stockholder Companhia Energética de Minas Gerais, holder of 100% of the shares, represented by Counsel Manoel Bernardino Soares, as recorded in the Stockholders’ Attendance Book, attended the Company’s head office at Av. Barbacena 1200, 17th floor, A1 wing, Belo Horizonte, Minas Gerais, for an Extraordinary General Stockholder meeting on first convocation.

Initially, and in accordance with Clause 6 of the Bylaws, the representative of the stockholder Companhia Energética de Minas Gerais proposed the name of the Company’s CEO, Djalma Bastos de Morais, to chair the meeting. Put to the vote the proposal of the stockholder Companhia Energética de Minas Gerais was approved.

The Chairman then declared the meeting open and invited me, Anamaria Pugedo Frade Barros, Superintendent of the General Secretariat of Cemig, to be Secretary of the meeting, requesting me to read the Convocation Announcement, published in the newspapers Minas Gerais, official journal of the powers of the state, on August 3, 4 and 7, 2007, O Tempo, on August 3, 4 and 5, and Gazeta Mercantil on August 3, 6 and 7, the content of which is as follows:

“CEMIG DISTRIBUIÇÃO S.A.

CNPJ 06.981.180/0001-16 – NIRE 31300020568 – LISTED COMPANY

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

The stockholder Companhia Energética de Minas Gerais is hereby called to the Extraordinary General Meeting to be held on August 23, 2007 at 1 p.m. at Av. Barbacena 1200, 17th floor, A1 wing, in the city of Belo Horizonte, de Minas Gerais, to decide on the following changes to the Bylaws:

1-             Change in Clause 12 to define the attributions of the Board of Directors and to provide for the possibility of the Board of Directors delegating to the Executive Board the competency to authorize and sign contracts for the sale of electricity and the provision of distribution services.

2-             Change in the name of the Chief Finance, Holdings and Investor Relations Officer’s Department.

3-             Consequent change in the Head Paragraph of Clause 13.

4-             Change in the Head Paragraph of Clause 14 and its first sub-paragraph to improve the drafting.

5-             Change in Sub-paragraphs 1, 2, 3, and 4 of Clause 16 to improve the drafting, to adjust the name of the Chief Finance, Holdings and Investor Relations Officer’s Department, and to define the attributions of the Executive Board.

6-             Change in Clause 17 to define the attributions of the members of the Executive Board.

7-             Change in Clause 21 for tax optimization and to improve the drafting.

8-             Insertion of new Clauses numbered 25, to ensure sharing by the employees in the company’s profits or economic results, and 26, to establish that the General Meeting of Stockholders shall, annually, set limits to the sharing of the Managers in the profits of the company.

9-             Consequent re-numbering of the present Clauses 25 — to be 27; and 26 — to be 28; and their alteration to improve their drafting and to contain provision for the possibility of contracting of third party liability insurance for the Managers.

Belo Horizonte, July 26, 2007.

Márcio Araújo de Lacerda, Chairman of the Board of Directors”.

Continuing with the business of the meeting, the Chairman requested the Secretary to read the Proposal by the Board of Directors, dealing with the agenda, the content is of which as follows:

“PROPOSAL BY THE BOARD OF DIRECTORS TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

To the stockholder Companhia Energética de Minas Gerais:

Whereas:

a)           there is a need for restructuring of the distribution of competencies between the various management bodies of the company;

b)           it is convenient that there should be provision in the Bylaws relating to the distribution of profits or economic results to the employees, and also of profits to the managers, in accordance with the limits to be fixed by the General Meeting of Stockholders to comply with Article 190 of Law 6404 of December 15, 1976, and the rulings of the Brazilian Securities Commission (CVM);

c)            it is necessary to have provision in the Bylaws for distribution of profits or economic results, also, as a means of tax planning, to enable shares of results that are distributed to be deducted directly from the profit, avoiding infringement notices by the Brazilian Federal Tax Authority, such as have recently been served on the Company precisely because of the absence of this provision;

d)           there is a need to introduce a provision for possibility of contracting third party liability insurance for the managers of the company, upon a proposal by its Board of Directors;

e)              there is a need for revision of several provisions of the Bylaws to make them more appropriate in formal and/or legal terms;

– the Board of Directors proposes to the Extraordinary General Meeting:

1)             To change the drafting of Clause 12, to define the competencies of the Board of Directors, to the following:

“Clause 12          It shall be the responsibility of the Board of Directors, as well as other matters ascribed to it by law,

a)             to fix the general orientation of the company’s business;

b)             to elect or dismiss the Executive Officers of the company, subject to these bylaws;

c)              to decide, prior to the company entering into them, on contracts between the company and any of its stockholders, or companies which are sole or joint controlling stockholders of any of its stockholders;

d)             to decide, upon proposal by the Executive Board, on disposal of or placement of a charge on any of the company’s property, plant or equipment, and on the giving by the company of any guarantee to any third parties of which the individual value is greater than or equal to R$ 5,000,000.00 (five million Reais);

e)              to decide, upon proposal put forward by the Executive Board, on the company’s capital investment projects, signing of contracts and legal transactions in general, contracting of loans, financings, or the constitution of any obligations in the name of the company, the value of which, individually or in aggregate, is R$ 5,000,000.00 (five million Reais) or more, including injections of capital into wholly-owned subsidiaries, jointly-controlled companies and affiliated companies and the consortia in which it participates;

f)                to call the General Meeting of Stockholders;

g)             to monitor and inspect the management by the Executive Board, for which the Board of Directors may at any time examine the books and papers of the company, and request information on contracts agreed or in the process of being agreed, and on any other administrative facts or actions which it deems to be of interest;

h)             to state a prior opinion on the report of management and the accounts of the company’s Executive Board;

i)                to choose, annually, and to dismiss, the company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

j)                to authorize, upon a proposal by the Executive Board, the start of administrative proceedings for competitive bids, and proceedings for dispensation from and non-requirement of bids, and the corresponding contracts, in amounts greater than or equal to R$ 5,000,000.00 (five million Reais);

l)                to authorize, upon proposal by the Executive Board, the filing of legal actions, administrative proceedings and entering into Court or out-of-court agreements in the amount of R$ 5,000,000.00 (five million Reais) or more;

m)          to authorize the issue of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments.

n)             to approve the company’s Long-Term Strategic Plan and revisions of it, the Multi-year Strategic Implementation Plan and revisions of it, and the Annual Budget.

o)             to set the directives and establish limits, including financial limits, for spending on personnel, including concession of benefits and collective labor agreements, subject to the competence of the General Meeting of Stockholders and the Annual Budget approved;

p)             to authorize the exercise of the right of preference under stockholders’ agreements or vote in wholly-owned subsidiaries, jointly-controlled companies, affiliates and the consortia in which the Company participates.

§ 1       The company’s Long-Term Strategic Plan should contain the long-term strategic planning, grounds, targets, objectives and results to be pursued and achieved by the company and its dividend policy, on which the plans, projections, activities, strategies, capital expenditure and expenses will be based that are to be incorporated in the multi-year Strategic Implementation Plan and the Annual Budget prepared and approved in accordance with these Bylaws.

§ 2       The Board of Directors, by specific resolutions, may delegate the power to authorize agreement of contracts for sales of electricity or for provision of distribution services to the Executive Board, in accordance with the legislation.

2)             To change the name of the Chief Finance, Holdings and Investor Relations Officer to the Chief Officer for Finance, Investor Relations and Control of Holdings, consequently changing the drafting of the head paragraph of Clause 13, to the following:

“Clause 13          The Executive Board shall be made up of 8 (eight) Executive Officers, who may be stockholders, resident in Brazil, namely: the Chief Executive Officer, the Executive Vice-Chairman, the Chief Officer for Finance, Investor Relations and Control of Holdings, the Chief Corporate Management Officer, the Chief Energy Distribution and Sales Officer, the Chief Trading Officer, the Chief New Business Officer and a Director without specific designation, all elected and able to be dismissed at any time by General Meeting of the Sole Stockholder – Cemig, with period of office of 3 (three) years, re-election being permitted. The period of office of the Chief Officers shall extend up to the new Chief Officers elected being sworn in.”

3)             To change the drafting of the head paragraph and § 1 of Clause 14, to improve the drafting, to the following;

Clause 14:             In the event of absence, leave, resignation or vacancy of the post of the Chief Executive Officer, this post shall be exercised by the Executive Vice-Chairman, for whatever period the absence or leave – or, in the event of vacancy, the impediment or resignation – may last, until the post is filled by the Board of Directors.

§ 1                               If there is absence, leave, resignation or vacancy of any of the other members of the Executive Board, a meeting of the Executive Board may by a majority vote attribute the exercise of the respective functions to another Executive Officer, for whatever period the absence or leave – or, in the event of vacancy, the impediment or resignation – may last, until the post is filled by the Board of Directors.”

4)             To change the drafting of §§ 1, 2, 3 and 4 of Clause 16, to improve the drafting and establish the attributions of the Executive Board, to the following;

“Clause 16…

§ 1                               The company’s Multi-year Strategic Implementation Plan shall contain the plans and projections for a period of 5 (five) financial years, and must be updated at least once a year, and shall deal with the following subjects, among others:

a)             the Company’s strategies and actions, including any project related to its objects;

b)             the new investments and business opportunities, including those of the company’s wholly-owned subsidiaries, jointly-controlled companies, and affiliates, and the consortia in which it participates;

c)              the amounts to be invested or in any other way contributed from the company’s own funds or funds of third parties;

d)             the rates of return and profits to be obtained or generated by the company.

§2                                  The company’s Annual Budget shall reflect the company’s Multi-year Strategic Implementation Plan and must give details of operational revenue and expenses, costs and capital expenditure, cash flow, the amount to be allocated to the payment of dividends, investments from the company’s own funds or funds of third parties, and any other data that the Executive Board considers to be necessary.

§ 3                               The company’s Multi-year Strategic Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. Both shall be prepared, based on the company’s Long-Term Strategic Plan, in coordination with the Chief Officer for Finance, Investor Relations and Control of Holdings, and submitted to examination by the Executive Board, and, subsequently, for approval by the Board of Directors.

§4                                  The following decisions shall require a vote by the Executive Board:

a)             approval of the plan of organization of the company and issuance of the corresponding rules and any changes to them;

b)             approval of the company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it and its submission to the Board of Directors;

c)              examination and submission to the Board of Directors, for approval, of the Annual Budget, which must reflect the Multi-Year Strategic Implementation Plan then in force, and any revisions thereof;

d)             decision on re-managing of investments or expenses specified in the Annual Budget which individually or in aggregate represent, in a single financial year, amount to less than R$ 5,000,000.00 (five million Reais) with consequent re-adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget approved;

e)              approval of disposal of or placement of a charge upon any of the company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 5,000,000.00 (five million Reais);

f)                authorization of the Company’s capital expenditure projects, the signing of agreements and legal transactions in general, the contracting of loans, financing and the constitution of an obligation in the name of the Company, based on the annual budget approved, which individually or in aggregate have values less than R$ 5,000,000.00 (five million Reais), including injection of capital into wholly-owned subsidiaries, jointly-controlled companies, affiliated companies, and the consortia in which it participates, subject to the provisions of sub-clause “P” sub-item IV of Clause 17;

g)             approval, upon proposal by the CEO, jointly with the Chief Officer for Finance, Investor Relations and Control of Holdings, of statements of vote in the General Meetings of Stockholders and in the meetings of the Boards of Directors of the wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which the company participates, and the decisions must obey the provisions of the Bylaws, the decisions of the Board of the Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

h)             authorization to initiate administrative tender proceedings and proceedings for exemption from and non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 1,000,000.00 (one million Reais) and less than R$ 5,000,000.00 (five million Reais);

i)                authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 5,000,000.00 (five million Reais);

 j)             authorization of provisions in the company’s accounts, of any value, on proposal from the Chief Officer for Finance, Investor Relations and Control of Holdings;

l)                approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of sub-clause “h” of sub-item I of Clause 17;

m)          authorization of expenditure on personnel expenses and collective work agreements, subject to the competency of the General Meeting of Stockholders, the directives and the limits approved by the Board of Directors and the Annual Budget approved.

5)             To change the drafting of Clause 17, to establish the attributions of the Directors, to the following:

“Clause 17          Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the Executive Board:

I — To the Chief Executive Officer:

a)             to oversee and direct the work of the company;

b)             to supervise the preparation and implementation of the Multi-year Strategic Implementation Plan and to develop the strategies and actions approved;

c)              to represent the company in the Courts, actively and passively;

d)             to sign, jointly with one of the Executive Officers, documents which bind the company;

e)              to present the annual report of the company’s business to the Executive Board and to the Ordinary General Meeting of Stockholders;

f)                to hire and dismiss the company’s personnel;

g)             to manage and direct the activities of Internal Audits and Institutional Relationships, legal, communication and representation activities, the General Secretariat and the function of the company’s Ombudsman.

h)             to propose to the Executive Board for approval, jointly with the Chief Officer to whom the employee is linked, the nominations for posts of Superintendent of the Company;

i)                to propose the appointments for posts in management and on the Audit Boards of the Company’s wholly-owned subsidiaries, jointly-controlled companies and affiliated companies, and Forluz (Fundação Forluminas de Seguridade Social), after hearing the position of the Chief Officer for Finance, Investor Relations and Control of Holdings.

II – To the Executive Vice-Chairman:

a)             to substitute the Chief Executive Officer if he is absent, on leave, impeded from exercising his functions, or has resigned or his post is vacant;

b)             to propose improvement of the Company’s social responsibility and sustainability policy;

c)              to set the policies and guidelines for the environment, and for technological development, alternative energy sources and technical standardization;

d)             to co-ordinate the company’s strategy for operations in relation to the environment, technological processes and strategic management of technology;

e)              to coordinate and put in place the maintenance of the Company’s quality control systems;

f)                to promote the implementation of programs for the company’s technological development;

g)             to monitor performance of plans for compliance with the guidelines for the environment, technology and the improvement of quality.

III-                             To the Chief Officer for Finance, Investor Relations and Control of Holdings:

a)             to make available the financial resources necessary for the operation and expansion of the company, in accordance with the Annual Budget, conducting the processes of contracting of loans and financings, and related services;

b)             to co-ordinate the preparation and consolidation, with the participation of all the Chief Officers, of the company’s Multi-year Strategic Implementation Plan and Annual Budget;

c)              to arrange for economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the Chief New Business Development Officer;

d)             to accompany the performance of the execution of the investment projects, according to targets and results approved by the Management;

e)              to carry out the accounting of, and to control, the company’s economic-financial transactions;

f)                to determine the cost of the service and to establish an insurance policy, as laid out in the company’s Multi-year Strategic Implementation Plan;

g)       to prepare the short-, medium- and long-term financial programming in detail, as specified in the company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)       to control the company’s registered capital, decide policy for its shares and its corporate governance policy, and to suggest dividend policy;

i)          to coordinate the preparation and negotiation of the tariffs for supply and distribution of electricity with the National Electricity Agency, Aneel;

j)          to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges or over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the company’s registrations with these institutions updated.

l)          to represent the Company to the CVM, the stock exchanges and other entities of the capital markets;

m)    to promote the financial and corporate management of the company’s holdings in the wholly-owned subsidiaries, subsidiaries and affiliates, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these bylaws;

n)       to propose to the Executive Board, for approval or submission to the Board of Directors or the General Meeting of Stockholders, depending on the competency defined in these bylaws, injections of capital, exercise of the right of preference and the making of voting agreements in the wholly-owned companies, subsidiaries and affiliated companies and in the consortia in which the Company participates;

o)       to take part in negotiations that involve the constitution or alteration of corporate documents of the holdings referred to in the previous sub-clause;

p)       to coordinate the processes of sale of stockholdings owned by the Company, by its wholly-owned subsidiaries, subsidiaries and affiliated companies, upon prior legislative authorization and approval by the Board of Directors.

IV-                              To the Chief Corporate Management Officer:

a)       to ensure the provision of appropriate personnel to the company;

b)       to decide the company’s human resources policy and to orient and promote its application;

c)        to orient and conduct activities related to organizational studies and their documentation;

d)       to decide, conduct and supervise the company’s telecommunications and information technology policy;

e)        to project, put in place and maintain the company’s telecommunications and information technology systems;

f)          to decide policies and rules on support services such as transport, administrative communication, security guards, and provision of adequate quality in the workplace for the company’s personnel;

g)       to provide the company with infrastructure and administrative support resources and services;

h)       to coordinate the policies, processes and means of property security, work safety and security guarding approved by the company;

i)          to carry out the negotiations of the collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)          to manage the process of contracting of works and services and of acquisition and disposal of materials and real estate property;

l)          to effect quality control of the material acquired and of the qualification of contracted service providers;

m)    to administer and control the stock of material, the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

n)       to arrange for and implement programs to increase, develop, affect and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers’ Departments or development agencies and industry associations, in the ambit of the State of Minas Gerais;

o)       to conduct corporate management programs and environmental actions within the scope of this Department;

p)       to authorize initiation of administrative tender proceedings and proceedings for exemption or non-requirement for tenders, and the corresponding contracts, in amounts up to R$ 1,000,000.00 (one million Reais).

q)       to propose to the Chief Executive Officer, for submission to the Executive board for approval, from among the employees of the Company, appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

r)         to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the company, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator;

s)         to present to the Executive Board the assessments arising from a leadership succession development program put in place by the Company to support the decisions of the executive Board on the appointments of employees for management posts.

V-            To the Chief Distribution and Sales Officer:

a)       to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the company’s distribution systems;

b)       to prepare the planning of the company’s distribution system;

c)        to manage the implementation of the distribution facilities, including preparation and execution of the project, construction and assembly;

d)       to operate and maintain the company’s systems of distribution and the associated systems of supervision and long-distance control;

e)        to manage the company’s Work Safety Policy in the ambit of its activities;

f)          to propose and implement the policies for service to consumers served by this Department;

g)       to develop programs and actions with captive consumers with demand lower than 500 kW, with a view to the most efficient use of electricity;

h)       to establish commercial relationships with and coordinate the sale of electricity and services to captive consumers with demand lower than 500 kW;

i)          to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)          to represent the company in the Brazilian Electricity Distributors’ Association (Abradee) and with other entities of the distribution sector;

l)          to ensure the physical security of the distribution facilities, establishing policies and guidelines and managing the asset security of these facilities;

m)    to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods that aim for improvement of quality and reduction of the cost of those activities.

VI –                        To the Chief Trading Officer:

a)       to carry out research, studies, analysis and projections of interest to the Company;

b)       to coordinate the planning and execution of the purchase of electricity to serve the company’s market;

c)        to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings in all the segments of markets specialized in energy;

d)       to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of the chamber, and to represent the Company in relations with the other entities trading electricity;

e)        to coordinate the establishment of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

f)          to establish commercial relations with and coordinate the state of electricity and services to consumers, individually, or groups of consumers, served at voltages greater than or equal to 2.3kV and contracted demand greater than or equal to 500 kW, and also business groups;

g)       to identify, measure and manage the risks association with the trading of electricity;

h)       to negotiate and manage the commercial transactions involved in transport and connection of any party accessing the distribution system;

i)          to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS) and for connection of the Distribution System to the transmission companies;

j)          to manage the trading, in coordination with the Chief New Business Development Officer, of the Company’s carbon credits.

VII –                   To the Chief New Business Development Officer:

a)       to arrange prospecting, analysis and development of new business of the company in the areas of generation, transmission and distribution of electricity, transport and gas distribution, and also in other activities directly or indirectly related with the company’s objects;

b)       to arrange for technical, economic-financial, and environmental feasibility studies of new business projects for the company, in coordination with the Chief Officers’ Departments related to the said businesses;

c)        to coordinate the negotiations and implement the partnerships, consortia, special-purpose companies and other forms of association with public or private companies necessary for the development of new business, and also the negotiation of contracts and corporate documents of these projects;

d)       to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

e)        to coordinate, evaluate and structure the opportunities for acquisition of new assets in the electricity sector and the sector of transport and distribution of gas;

f)          to arrange for prospecting and analysis, within the company, of business opportunities related to the use of carbon credits;

g)       to consolidate the planning of expansion of the generation, transmission and distribution systems;

h)       to consolidate the Capital Investment Program in the company’s generation, transmission and distribution;

i)          to represent the company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

j)          to carry out environmental programs and actions within the area related to this Chief Officer’s Department;

l)          to accompany, within the Company, the energy planning of the State of Minas Gerais.

VIII –              To the Director without specific designation:

a)       to carry out all the acts specifically provided for in the legislation and these bylaws, and the activities attributed to him or her by the Board of Directors.

§ 1                                           The competencies of representation before technical and administrative bodies and associations granted to the Chief Officers under this Clause do not exclude the competency of representation of the Chief Executive Officer, nor the need for obedience to the provisions in these Bylaws in relation to prior obtaining of authorizations from the management bodies to contract obligations in the name of the Company

§ 2                                           As well as the exercise of the attributions herein specified and demanded by law, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the Company.

§ 3                                           The projects developed by the Company in the area of the Chief New Business Development Officer’s Department, once structured and constituted, should be assumed by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws.

§ 4                                           It is the competency of each Chief Officer, within the area of his operation, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.”;

6)             To change Clause 21, to improve the drafting and to provide in the Bylaws for deductions from the economic results of the business year, before any profit sharing, as follows:

“Clause 21                      Prior to the deduction of any sharing in results, the following shall be deducted from the result for the business year: retained losses, the provision for income tax, the Social Contribution on Net Profit and, successively, the profit shares of the employees and the managers.”;

§ 1                                           Allocation of the net profit ascertained in each business year shall be as follows:

a)        5% (five percent) to the legal reserve, up to the limit specified by law;

b)        50% (fifty per cent), at least, shall be distributed as obligatory dividend, to the Sole Stockholder — Cemig, subject to the other provisions of these Bylaws and the applicable legislation;

c)         the balance, after retention of the amounts destined for the capital expenditure planned in a capital budget and/or capital expenditure budget prepared in accordance with the company’s Long-Term Strategic Plan and approved by the Board of Directors of the sole stockholder, Cemig, shall be distributed to the sole stockholder, Cemig as dividends and/or Interest on Equity, subject to the availability of free cash.”;

7)             To insert new Clauses 25 and 26, to provide in the Bylaws for distribution of the profits or economic results, with the following drafting:

“Clause 25                      The employees have the right to a share in the profits or results of the Company, upon the criteria defined by the Executive Board based on the guidelines approved by the Board of Directors and limits established by the General Meeting of Stockholders, in accordance with the specific legislation.

Clause 26                             It is a competency of the General Meeting of Stockholders to set, annually, the limits of sharing by the managers in the profits of the Company, subject to the provisions of the sole sub-paragraph of Clause 190 of Law 6404 of December 15, 1976”

8)             To re-number the previous Clause 25 as Clause 27;

9)             To re-number the previous Clause 26 to Clause 28, and to change its drafting to introduce provision for the possibility of contracting of third-party liability insurance for the managers of the Company, to the following:

“Clause 28                      The company shall provide to the members of the Board of Directors, the Audit Board and the Executive Board, defense in Court and/or administrative proceedings in which they are parties on the Plaintiff or Defendant side, during or after their periods of office, for actions or events related to the exercise of their specific functions and which do not violate legal provisions or the provisions of the Bylaws.

§ 1                                           The guarantee given in the head paragraph of this Clause extends to employees who legally carry out actions by delegation from the company’s management officers.

§ 2                                           The Company shall contract third-party liability insurance to cover expenses of proceedings, fees of counsel and indemnities arising from the legal and administrative proceedings referred to in the head paragraph of this Clause, upon decision by the Board of Directors.

As can be seen, the objective of this proposal is to serve the legitimate interests of the company, and for this reason the Board hopes that it will be approved by yourselves, the stockholders.

Belo Horizonte, July 26, 2007

Signed by:

Márcio Araújo de Lacerda, Chairman of the Board of Directors;

Djalma Bastos de Morais, Vice-Chairman;

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessoa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, and Wilton de Medeiros Daher, Members of the Board of Directors.”

Asking for the floor, the Chairman stated that the Extraordinary General Meeting of Stockholders of Companhia Energética de Minas Gerais – Cemig scheduled for today, August 23, 2007, at 10 a.m., to decide on changes to the Bylaws, was not held, for lack of quorum, since stockholders representing more than two-thirds of the voting shares were not present. He also stated that a new Extraordinary General Meeting of Stockholders of that Company will be called, on second convocation, with the same agenda, at an opportune time.

This being so, and considering that the changes in the Bylaws proposed by the Board of Directors of Cemig D to this meeting reflect the Bylaws of Cemig, the Chairman proposed adjournment of the meeting, to be resumed at 1 p.m. on September 12 of this year, so as to make the Bylaws of this Company compatible with the changes in the Bylaws approved at an opportune moment by the stockholder Cemig.

This proposal by the Chairman for adjournment of the business of this meeting was put to discussion and to the vote, and approved.

The meeting was resumed at on September 12, 2007 at 1 p.m. at the Company’s head office, with the presence of the representative of the stockholder Companhia Energética de Minas Gerais, the Chief Executive Officer of Cemig D, Djalma Bastos de Morais, and Ms. Anamaria Pugedo Frade Barros. The Chairman explained that that Company had not published a new convocation of stockholders to deal with the changes to the Bylaws contained in the agenda of the Extraordinary General Meeting of August 23, 2007.

This being so, he proposed a further adjournment of the meeting, until September 12 of this year, at 1 p.m. The Chairman’s proposal for a further adjournment of the business of this Meeting was put to discussion and subsequently to the vote and approved.

The meeting was resumed on September 12, 2007 at 1 p.m. at the Company’s head office with the presence of the representative of the stockholder Companhia Energética de Minas Gerais, the Chief Executive Officer of Cemig D, Djalma Bastos de Morais, and Ms. Anamaria Pugedo Frade Barros. The Chairman explained that Cemig had not published a new convocation for an Extraordinary General Meeting of Stockholders to deal with the changes in the Bylaws contained in the agenda for the Extraordinary General Meeting of August 23, 2007.

This being so, he proposed a further adjournment of the business until October 17 of this year, at 1 p.m. This proposal by the Chairman for a further suspension of the business of this meeting was put to discussion and subsequently to the vote, and approved.

The meeting being resumed on October 17, 2007 at 1 p.m. at the Company’s head office, with the presence of the representative of the stockholder Companhia Energética de Minas Gerais, the CEO of Cemig D, Djalma Bastos de Morais, and Ms Anamaria Pugedo Frade Barros, the Chairman explained that the Stockholders of Cemig present at the Extraordinary General Meeting of Stockholders of that Company held on that same day at 10.30 a.m., changed the Bylaws of that Company.

This being so, the Chairman said that a change in the proposal of the Board of Directors of Cemig D in relation to the changes in the Bylaws was necessary, to improve the drafting of the proposal under discussion:

a)     to change the drafting of sub-clause ‘G’ of paragraph 4 of Clause 16, to exclude the need for approval by the Executive Board of the statements of votes in the meetings of the Boards of Directors;

b)     to change the drafting of the first paragraph of Clause 14, to adapt it in technical legal terms;

c)      to change the drafting of sub-clause “o” of Clause 12, to establish that, annually, the directives and limits, including financial limits for expenditure on personnel shall be set; and

d)     to insert sub-clause “q” in Clause 12, to include approval of declarations of vote in the General Meetings of Stockholders and orientations for voting in the meetings of Boards of Directors of the wholly-owned subsidiaries, jointly controlled companies, affiliated companies and consortia in which the Company participates, when participation in the capital of other companies or consortia is involved;

– so that the drafting is as follows:

“Clause 12- ...

o)             annually, to fix the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective work agreements, subject to the competence of the General Meeting of Stockholders and the annual Budget approved;

q)             to approve the declarations of vote in the General Meetings of Stockholders and the orientations for voting in the meetings of the Boards of Directors of the wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these Bylaws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan.”;

“Clause 14- ...

§ 1                               In the event of absence, leave, resignation or vacancy of any of the other members of the Executive Board, a meeting of the Executive Board may by a majority vote attribute the exercise of the respective functions to another Executive Officer, for whatever period the absence or leave – or, in the event of vacancy, the impediment or resignation – may last, until the post is filled by the Board of Directors.”

“Clause 16- ...

§ 4 ...

g)             to approve, upon proposal by the Chief Executive Officer, jointly with the Chief Officer for Finance, Investor Relations and Control of Holdings, the declarations of vote in the general meetings of stockholders of the wholly-owned subsidiaries, jointly-controlled companies, affiliates and the consortia in which the Company participates, and the decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the long-term Strategic Plan and the Multi-Year Strategic Implementation Plan;”.

The Chairman then put the proposal of the Board of Directors to this meeting, with the changes mentioned above, to debate and, subsequently, to the vote, and it was approved. The meeting being opened to the floor, no one wished to speak, and the Chairman ordered the meeting to be adjourned for the time necessary for preparation of these minutes. The meeting being resumed, the Chairman put the said minutes to debate and to the vote, they were approved and signed, and he declared the meeting closed. For the record, I Anamaria Pugedo Frade Barros, Secretary, prepared these minutes and signed jointly with those present.

Signed by:	Anamaria Pugedo Frade Barros

Djalma Bastos de Morais

Manoel Bernardino Soares, for Cemig

This is an accurate copy of the original.

Anamaria Pugedo Frade Barros

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

CNPJ 06.981.176/0001-58 – NIRE 31300020550

MINUTES OF THE GENERAL STOCKHOLDER MEETING

BEGUN ON AUGUST 23, 2007,

RESUMED ON SEPTEMBER 12, 2007 AND ON OCTOBER 17, 2007

AND COMPLETED ON OCTOBER 17, 2007

At 5 p.m. on August 23, 2007 the stockholder Companhia Energética de Minas Gerais, holder of 100% of the shares, represented by Counsel Manoel Bernardino Soares, as recorded in the Stockholders’ Attendance Book, attended the Company’s head office at Av. Barbacena 1200, 12th floor, B1 wing, Belo Horizonte, Minas Gerais, for an Extraordinary General Stockholder Meeting on first convocation.

Initially, and in accordance with Clause 6 of the Bylaws, the representative of the stockholder Companhia Energética de Minas Gerais proposed the name of the Company’s CEO, Djalma Bastos de Morais, to chair the meeting. Put to the vote the proposal of the stockholder Companhia Energética de Minas Gerais was approved.

The Chairman then declared the meeting open and invited me, Anamaria Pugedo Frade Barros, Superintendent of the General Secretariat of Cemig, to be Secretary of the meeting, requesting me to read the Convocation Announcement, published in the newspapers Minas Gerais, official journal of the powers of the state, on August 3, 4 and 7, 2007, O Tempo, on August 3, 4 and 5, and Gazeta Mercantil on August 3, 6 and 7, the content of which is as follows:

“CEMIG GERAÇÃO E TRANSMISSÃO S.A.

CNPJ 06.981.176/0001-58 – NIRE 31300020550 – LISTED COMPANY

EXTRAORDINARY STOCKHOLDER MEETING

CONVOCATION

The stockholder Companhia Energética de Minas Gerais is hereby called to the Extraordinary General Meeting to be held on August 23, 2007 at 5 p.m. at Av. Barbacena 1200, 12th floor, B1 wing, in the city of Belo Horizonte, de Minas Gerais, to decide on the following changes to the Bylaws:

1-     Change in Clause 6 to improve the drafting.

2-     Change in Clause 12 to define the attributions of the Board of Directors and to provide for the possibility of the Board of Directors delegating to the

Executive Board the competency to authorize and sign contracts for the sale of electricity and the provision of transmission services.

3-     Change in the name of the Chief Finance, Holdings and Investor Relations Officer’s Department.

4-     Consequent change in the Head Paragraph of Clause 13.

5-     Change in the Head Paragraph of Clause 14 and its first sub-paragraph to improve the drafting.

6-     Change in Sub-paragraphs 1, 2, 3, and 4 of Clause 16 to improve the drafting, to adjust the name of the Chief Finance, Holdings and Investor Relations Officer’s Department, and to define the attributions of the Executive Board.

7-     Change in Clause 17 to define the attributions of the members of the Executive Board.

8-     Change in Clause 21 for tax optimization and to improve the drafting.

9-     Insertion of new Clauses numbered 25, to ensure sharing by the employees in the company’s profits or economic results, and 26, to establish that the General Meeting of Stockholders shall, annually, set limits to the sharing of the Managers in the profits of the company.

10-   Consequent re-numbering of the present Clauses 25 – to be 27; and 26 – to be 28; and their alteration to improve their drafting and to contain provision for the possibility of contracting of third party liability insurance for the Managers.

Belo Horizonte, July 26, 2007.

Márcio Araújo de Lacerda, Chairman of the Board of Directors”.

The Chairman then requested the Secretary to read the Proposal by the Board of Directors, dealing with the agenda, the content is of which as follows:

“PROPOSAL BY THE BOARD OF DIRECTORS TO THE
EXTRAORDINARY STOCKHOLDER MEETING

To the stockholder Companhia Energética de Minas Gerais:

Whereas:

a)     there is a need for restructuring of the distribution of competencies between the various management bodies of the company;

b)    it is convenient that there should be provision in the Bylaws relating to the distribution of profits or economic results to the employees, and also of profits to the managers, in accordance with the limits to be fixed by the General Meeting of Stockholders to comply with Article 190 of Law 6404 of December 15, 1976, and the rulings of the Brazilian Securities Commission (CVM);

c)     it is necessary to have provision in the Bylaws for distribution of profits or economic results, also, as a means of tax planning, to enable shares of results that are distributed to be deducted directly from the profit, avoiding infringement notices by the Brazilian Federal Tax Authority, such as have recently been served on the Company precisely because of the absence of this provision;

d)    there is a need to introduce a provision for possibility of contracting third party liability insurance for the managers of the company, upon a proposal by its Board of Directors;

e)     there is a need for revision of several provisions of the Bylaws to make them more appropriate in formal and/or legal terms;

– the Board of Directors proposes to the Extraordinary Stockholder Meeting:

1)     To change Clause 6 to improve the drafting, as follows:

“Clause 6               Companhia Energética de Minas Gerais – Cemig, as sole stockholder of the company, has full powers to make all the business decisions in relation to the company’s objects and to adopt what resolutions it deems necessary for the defense of its interests and its development, and shall meet, ordinarily, within the first 4 (four) months of the year, for the purposes specified in law and, extraordinarily, whenever necessary, subject to the provisions of this clause and the relevant legal rules being obeyed in its convocation, opening and decisions.

2)     To change the drafting of Clause 12, to define the competencies of the Board of Directors, to the following:

“Clause 12 It shall be the responsibility of the Board of Directors, as well as other matters ascribed to it by law,

a)     to fix the general orientation of the company’s business;

b)     to elect or dismiss the Executive Officers of the company, subject to these bylaws;

c)     to decide, prior to the company entering into them, on contracts between the company and any of its stockholders, or companies which are sole or joint controlling stockholders of any of its stockholders;

d)     to decide, upon proposal by the Executive Board, on disposal of or placement of a charge on any of the company’s property, plant or equipment, and on the giving by the company of any guarantee to any third parties of which the individual value is greater than or equal to R$ 5,000,000.00 (five million Reais);

e)     to decide, upon proposal put forward by the Executive Board, on the company’s capital investment projects, signing of contracts and legal transactions in general, contracting of loans, financings, or the constitution of any obligations in the name of the company, the value of which, individually or in aggregate, is R$ 5,000,000.00 (five million Reais) or more, including injections of capital into wholly-owned subsidiaries, jointly-controlled companies and affiliated companies and the consortia in which it participates;

f)     to call the General Meeting of Stockholders;

g)    to monitor and inspect the management by the Executive Board, for which the Board of Directors may at any time examine the books and papers of the company, and request information on contracts agreed or in the process of being agreed, and on any other administrative facts or actions which it deems to be of interest;

h)    to state a prior opinion on the report of management and the accounts of the company’s Executive Board;

i)     to choose, annually, and to dismiss, the company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

j)     to authorize, upon a proposal by the Executive Board, the start of administrative proceedings for competitive bids, and proceedings for dispensation from and non-requirement of bids, and the corresponding contracts, in amounts greater than or equal to R$ 5,000,000.00 (five million Reais);

l)     to authorize, upon proposal by the Executive Board, the filing of legal actions, administrative proceedings and entering into Court or out-of-court agreements in the amount of R$ 5,000,000.00 (five million Reais) or more;

m)   to authorize the issue of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments.

n)    to approve the company’s Long-Term Strategic Plan and revisions of it, the Multi-year Strategic Implementation Plan and revisions of it, and the Annual Budget.

o)     to set the directives and establish limits, including financial limits, for spending on personnel, including concession of benefits and collective labor agreements, subject to the competence of the General Meeting of Stockholders and the Annual Budget approved;

p)    to authorize the exercise of the right of preference under stockholders’ agreements or vote in wholly-owned subsidiaries, jointly-controlled companies, affiliates and the consortia in which the Company participates.

§ 1   The company’s Long-Term Strategic Plan should contain the long-term strategic planning, grounds, targets, objectives and results to be pursued and achieved by the company and its dividend policy, on which the plans, projections, activities, strategies, capital expenditure and expenses will be based that are to be incorporated in the multi-year Strategic Implementation Plan and the Annual Budget prepared and approved in accordance with these Bylaws.

§ 2  The Board of Directors, by specific resolutions, may delegate the power to authorize agreement of contracts for sales of electricity or for provision of transmission services to the Executive Board, in accordance with the legislation;

3)     To change the name of the Chief Finance, Holdings and Investor Relations Officer to the Chief Officer for Finance, Investor Relations and Control of Holdings, consequently changing the drafting of the head paragraph of Clause 13, to the following:

“Clause 13             The Executive Board shall be made up of 8 (eight) Executive Officers, who may be stockholders, resident in Brazil, namely: the Chief Executive Officer, the Executive Vice-Chairman, the Chief Officer for

Finance, Investor Relations and Control of Holdings, the Chief Corporate Management Officer, the Chief Generation and Transmission Officer, the Chief Trading Officer, the Chief New Business Officer and a Director without specific designation, all elected and able to be dismissed at any time by General Meeting of the Sole Stockholder – Cemig, with period of office of 3 (three) years, re-election being permitted. The period of office of the Chief Officers shall extend up to the new Chief Officers elected being sworn in.”

4)     To change the drafting of the head paragraph and § 1 of Clause 14, to improve the drafting, to the following:

“Clause 14             In the event of absence, leave, resignation or vacancy of the post of the Chief Executive Officer, this post shall be exercised by the Executive Vice-Chairman, for whatever period the absence or leave – or, in the event of vacancy, the impediment or resignation – may last, until the post is filled by the Board of Directors.

§ 1  In the event of absence, leave, resignation or vacancy of any of the other members of the Executive Board, a meeting of the Executive Board may by a majority vote attribute the exercise of the respective functions to another Executive Officer, for whatever period the absence or leave – or, in the event of vacancy, the impediment or resignation – may last, until the post is filled by the Board of Directors.”

5)     To change the drafting of §§ 1, 2, 3 and 4 of Clause 16, to improve the drafting and establish the attributions of the Executive Board, to the following:

“Clause 16…

§ 1  The company’s Multi-year Strategic Implementation Plan shall contain the plans and projections for a period of 5 (five) financial years, and must be updated at least once a year, and shall deal with the following subjects, among others:

a)     the Company’s strategies and actions, including any project related to its objects;

b)     the new investments and business opportunities, including those of the company’s wholly-owned subsidiaries, jointly-controlled companies, and affiliates, and the consortia in which it participates;

c)     the amounts to be invested or in any other way contributed from the company’s own funds or funds of third parties;

d)     the rates of return and profits to be obtained or generated by the company. §2 The company’s Annual Budget shall reflect the company’s Multi-year Strategic Implementation Plan and must give details of operational revenue and expenses, costs and capital expenditure, cash flow, the amount to be allocated to the payment of dividends, investments from the company’s own funds or funds of third parties, and any other data that the Executive Board considers to be necessary.

§ 3  The company’s Multi-year Strategic Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. Both shall be prepared, based on the company’s Long-Term Strategic Plan, in coordination with the Chief Officer for Finance, Investor Relations and Control of Holdings, and submitted to examination by the Executive Board, and, subsequently, for approval by the Board of Directors.

§4   The following decisions shall require a vote by the Executive Board:

a)     approval of the plan of organization of the company and issuance of the corresponding rules and any changes to them;

b)     approval of the company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it and its submission to the Board of Directors;

c)     examination and submission to the Board of Directors, for approval, of the Annual Budget, which must reflect the Multi-Year Strategic Implementation Plan then in force, and any revisions thereof;

d)     decision on re-managing of investments or expenses specified in the Annual Budget which individually or in aggregate represent, in a single financial year, amount to less than R$ 5,000,000.00 (five million Reais) with consequent re-adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget approved;

e)     approval of disposal of or placement of a charge upon any of the company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 5,000,000.00 (five million Reais);

f)     authorization of the Company’s capital expenditure projects, the signing of agreements and legal transactions in general, the contracting of loans, financing and the constitution of an obligation in the name of the Company, based on the annual budget approved, which individually or in aggregate have values less than R$ 5,000,000.00 (five million Reais), including injection of capital into wholly-owned subsidiaries, jointly-controlled companies, affiliated companies, and the consortia in which it participates, subject to the provisions of sub-clause “P” sub-item IV of Clause 17;

g)    approval, upon proposal by the CEO, jointly with the Chief Officer for Finance, Investor Relations and Control of Holdings, of statements of vote in the General Meetings of Stockholders and in the meetings of the Boards of Directors of the wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which the company participates, and the decisions must obey the provisions of the Bylaws, the decisions of the Board of the Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

h)    authorization to initiate administrative tender proceedings and proceedings for exemption from and non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 1,000,000.00 (one million Reais) and less than R$ 5,000,000.00 (five million Reais);

i)     authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 5,000,000.00 (five million Reais);

j)     authorization of provisions in the company’s accounts, of any value, on proposal from the Chief Officer for Finance, Investor Relations and Control of Holdings; .

l)     approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of sub-clause “h” of sub-item I of Clause 17;

m)    authorization of expenditure on personnel expenses and collective work agreements, subject to the competency of the General Meeting of Stockholders, the directives and the limits approved by the Board of Directors and the Annual Budget approved.

6)     To change the drafting of Clause 17, to establish the attributions of the Directors, to the following:

Clause 17              Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the Executive Board:

I – To the Chief Executive Officer:

a)     to oversee and direct the work of the company;

b)     to supervise the preparation and implementation of the Multi-year Strategic Implementation Plan and to develop the strategies and actions approved;

c)     to represent the company in the Courts, actively and passively;

d)     to sign, jointly with one of the Executive Officers, documents which bind the company;

e)     to present the annual report of the company’s business to the Executive Board and to the Ordinary General Meeting of Stockholders;

f)     to hire and dismiss the company’s personnel;

g)    to manage and direct the activities of Internal Audits and Institutional Relationships, legal, communication and representation activities, the General Secretariat and the function of the company’s Ombudsman.

h)    to propose to the Executive Board for approval, jointly with the Chief Office to whom the employee is linked, the nominations for posts of Superintendent of the Company;

i)      to propose the appointments for posts in management and on the Audit Boards of the Company’s wholly-owned subsidiaries, jointly-controlled companies and affiliated companies, and Forluz (Fundação Forluminas de Seguridade Social), after hearing the position of the Chief Officer for Finance, Investor Relations and Control of Holdings.

II –     To the Executive Vice-Chairman:

a)     to substitute the Chief Executive Officer if he is absent, on leave, impeded from exercising his functions, or has resigned or his post is vacant;

b)     to propose improvement of the Company’s social responsibility and sustainability policy;

c)     to set the policies and guidelines for the environment, and for technological development, alternative energy sources and technical standardization;

d)     to co-ordinate the company’s strategy for operations in relation to the environment, technological processes and strategic management of technology;

e)     to coordinate and put in place the maintenance of the Company’s quality control systems;

f)     to promote the implementation of programs for the company’s technological development;

g)    to monitor performance of plans for compliance with the guidelines for the environment, technology and the improvement of quality.

III-   To the Chief Officer for Finance, Investor Relations and Control of Holdings:

a)     to make available the financial resources necessary for the operation and expansion of the company, in accordance with the Annual Budget, conducting the processes of contracting of loans and financings, and related services;

b)     to co-ordinate the preparation and consolidation, with the participation of all the Chief Officers, of the company’s Multi-year Strategic Implementation Plan and Annual Budget;

c)     to arrange for economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the Chief New Business Development Officer;

d)     to accompany the performance of the execution of the investment projects, according to targets and results approved by the Management;

e)     to carry out the accounting of, and to control, the company’s economic-financial transactions;

f)     to determine the cost of the service and to establish an insurance policy, as laid out in the company’s Multi-year Strategic Implementation Plan;

g)    to prepare the short-, medium- and long-term financial programming in detail, as specified in the company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)    to control the company’s registered capital, decide policy for its shares and its corporate governance policy, and to suggest dividend policy;

i)     to coordinate the preparation and negotiation of transmission revenues with the National Electricity Agency, Aneel;

j)     to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges or over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the company’s registrations with these institutions updated.

l)     to represent the Company to the CVM, the stock exchanges and other entities of the capital markets;

m)   to promote the financial and corporate management of the company’s holdings in the wholly-owned subsidiaries, subsidiaries and affiliates, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these bylaws;

n)    to propose to the Executive Board, for approval or submission to the Board of Directors or the General Meeting of Stockholders, depending on the competency defined in these bylaws, injections of capital, exercise of the right of preference and the making of voting agreements in the wholly-owned companies, subsidiaries and affiliated companies and in the consortia in which the Company participates;

o)     to take part in negotiations that involve the constitution or alteration of corporate documents of the holdings referred to in the previous sub-clause;

p)    to coordinate the processes of sale of stockholdings owned by the Company, by its wholly-owned subsidiaries, subsidiaries and affiliated companies, upon prior legislative authorization and approval by the Board of Directors.

IV-     To the Chief Corporate Management Officer:

a)     to ensure the provision of appropriate personnel to the company;

b)     to decide the company’s human resources policy and to orient and promote its application;

c)     to orient and conduct activities related to organizational studies and their documentation;

d)     to decide, conduct and supervise the company’s telecommunications and information technology policy;

e)     to project, put in place and maintain the company’s telecommunications and information technology systems;

f)     to decide policies and rules on support services such as transport, administrative communication, security guards, and provision of adequate quality in the workplace for the company’s personnel;

g)    to provide the company with infrastructure and administrative support resources and services;

h)    to coordinate the policies, processes and means of property security, work safety and security guarding approved by the company;

i)     to carry out the negotiations of the collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)     to manage the process of contracting of works and services and of acquisition and disposal of materials and real estate property;

l)     to effect quality control of the material acquired and of the qualification of contracted service providers;

m)   to administer and control the stock of material, the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

n)    to arrange for and implement programs to increase, develop, affect and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers’ Departments or development agencies and industry associations, in the ambit of the State of Minas Gerais;

o)     to conduct corporate management programs and environmental actions within the scope of this Department;

p)     to authorize initiation of administrative tender proceedings and proceedings for exemption or non-requirement for tenders, and the corresponding contracts, in amounts up to R$ 1,000,000.00 (one million Reais).

q)     to propose to the Chief Executive Officer, for submission to the Executive board for approval, from among the employees of the Company, appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

r)     to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the company, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator;

s)     to present to the Executive Board the assessments arising from a leadership succession development program put in place by the Company to support the decisions of the executive Board on the appointments of employees for management posts.

V –     To the Chief Generation and Transmission Officer:

a)     to make continuous efforts on behalf of the quality of supply of electricity to consumers that are directly linked to the transmission system;

b)    to prepare the planning of generation and transmission;

c)     to operate and maintain the systems of generation and transmission and the associated systems of supervision and long-distance control;

d)    to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

e)     to develop and conduct hydro-meteorological activities of interest to the company;

f)     to manage the operations arising from interconnection of the Company’s electricity transmission system with those of other companies, and the connections of agents to the Company’s basic network;

g)    to represent the Company in relations with the National System Operator (ONS), the Brazilian Electricity Generators’ Association (Abrage) and other entities representing the electricity, generation and transmission sector;

h)    to manage the company’s central laboratories and workshops;

i)      to coordinate and put in place projects for refurbishment, modernization, improvement, reactivation and de-activation of the generation and transmission facilities;

j)      to propose and implement measures that aim to ensure connectivity of the various agents of the electricity system, linked to the Company’s transmission system;

l)      to ensure the physical security of the generation and transmission facilities, establishing policies and guidelines and managing the asset security of these facilities;

m)    to manage the company’s Work Safety Policy within the scope of its activities;

n)    to manage the putting in place of projects for expansion of generation, transmission and co-generation, arranging for planning, construction and assembly, and ensuring the proper physical and financial performance of these undertakings;

o)    to supply technical support to the negotiations to make the projects for expansion of generation, transmission and co-generation possible, and to take part in the negotiation of documents of the consortia of the entrepreneurs and special-purpose companies.

VI –     To the Chief Trading Officer:

a)     to carry out research, studies, analysis and projections of interest to the Company;

b)    to coordinate the planning and execution of the purchase of electricity to serve the company’s market and the sale of energy coming from the Company’s own sources of generation;

c)     to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings in all the segments of markets specialized in energy;

d)    to coordinate the provision of business intermediation services related to the sale of energy to any authorized agent;

e)     to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of the chamber, and to represent the Company in relations with the other entities trading electricity;

f)     to coordinate the establishment of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

g)    to establish commercial relations with and coordinate the state of electricity and services to consumers, individually, or groups of consumers, served at voltages greater than or equal to 2.3kV and contracted demand greater than or equal to 500 kW, and also business groups;

h)    to identify, measure and manage the risks association with the trading of electricity;

i)      to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS) and for connection of the Distribution System to the transmission companies;

j)      the o manage the trading, in coordination with the Chief New Business Development Officer, of the Company’s carbon credits.

VII –     To the Chief New Business Development Officer:

a)     to arrange prospecting, analysis and development of new business of the company in the areas of generation, transmission and distribution of electricity, transport and gas distribution, and also in other activities directly or indirectly related with the company’s objects;

b)     to arrange for technical, economic-financial, and environmental feasibility studies of new business projects for the company, in coordination with the Chief Officers’ Departments related to the said businesses;

c)     to coordinate the negotiations and implement the partnerships, consortia, special-purpose companies and other forms of association with public or private companies necessary for the development of new business, and also the negotiation of contracts and corporate documents of these projects;

d)     to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

e)     to coordinate, evaluate and structure the opportunities for acquisition of new assets in the electricity sector and the sector of transport and distribution of gas;

f)     to arrange for prospecting and analysis, within the company, of business opportunities related to the use of carbon credits;

g)    to consolidate the planning of expansion of the generation, transmission and distribution systems;

h)    to consolidate the Capital Investment Program in the company’s generation, transmission and distribution;

i)     to represent the company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

j)     to carry out environmental programs and actions within the area related to this Chief Officer’s Department;

l)      to accompany, within the Company, the energy planning of the State of Minas Gerais.

VIII –     To the Director Without Specific Designation:

a)     to carry out all the acts specifically provided for in the legislation and these bylaws, and the activities attributed to him or her by the Board of Directors.

§ 1  The competencies of representation before technical and administrative bodies and associations granted to the Chief Officers under this Clause do not exclude the competency of representation of the Chief Executive Officer, nor the need for obedience to the provisions in these Bylaws in relation to prior obtaining of authorizations from the management bodies to contract obligationms in the name of the Company.

§ 2  As well as the exercise of the attributions herein specified and demanded by law, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the Company.

§ 3  The projects developed by the Company in the area of the Chief New Business Development Officer’s Department, once structured and constituted, should be assumed by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws.

§ 4   It is the competency of each Chief Officer, within the area of his operation, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.”;

7)     To change Clause 21, to improve the drafting and to provide in the Bylaws for deductions from the economic results of the business year, before any profit sharing, as follows:

“Clause 21             Prior to the deduction of any sharing in results, the following shall be deducted from the result for the business year: retained losses, the provision for income tax, the Social Contribution on Net Profit and, successively, the profit shares of the employees and the managers.”;

8)     To insert new Clauses 25 and 26, to provide in the Bylaws for distribution of the profits or economic results, with the following drafting:

“Clause 25           The employees have the right to a share in the profits or results of the Company, upon the criteria defined by the Executive Board based on the guidelines approved by the Board of Directors and limits established by the General Meeting of Stockholders, in accordance with the specific legislation.

Clause 26               It is a competency of the General Meeting of Stockholders to set, annually, the limits of sharing by the managers in the profits of the Company, subject to the provisions of the sole sub-paragraph of Clause 190 of Law 6404 of December 15, 1976”;

9)     To re-number the previous Clause 25 as Clause 27;

10)   To re-number the previous Clause 26 to Clause 28, and to change its drafting to introduce provision for the possibility of contracting of third-party liability insurance for the managers of the Company, to the following:

“Clause 28           The company shall provide to the members of the Board of Directors, the Audit Board and the Executive Board, defense in Court and/or administrative proceedings in which they are parties on the Plaintiff or Defendant side, during or after their periods of office, for actions or events related to the exercise of their specific functions and which do not violate legal provisions or the provisions of the Bylaws.

§ 1  The guarantee given in the head paragraph of this Clause extends to employees who legally carry out actions by delegation from the company’s management officers.

§ 2  The Company shall contract third-party liability insurance to cover expenses of proceedings, fees of counsel and indemnities arising from the legal and administrative proceedings referred to in the head paragraph of this Clause, upon decision by the Board of Directors.

As can be seen, the objective of this proposal is to serve the legitimate interests of the company, and for this reason the Board hopes that it will be approved by yourselves, the stockholders.

Belo Horizonte, July 26, 2007

Signed by:

Márcio Araújo de Lacerda, Chairman of the Board of Directors;

Djalma Bastos de Morais, Vice-Chairman;

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes Pansa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessoa, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer and Wilton de Medeiros Daher, Members of the Board of Directors.”

Asking for the floor, the Chairman stated that the Extraordinary General Meeting of Stockholders of Companhia Energética de Minas Gerais-Cemig scheduled for today, August 23, 2007, at 10 a.m., to decide on changes to the Bylaws, was not held for lack of quorum, since stockholders representing more than two-thirds of the voting shares were not present. He also stated that a new Extraordinary General Meeting of Stockholders of that Company will be called, on second convocation, with the same agenda, at an opportune time.

This being so, and considering that the changes in the Bylaws proposed by the Board of Directors of Cemig GT for this meeting reflect the Bylaws of Cemig, the Chairman proposed adjournment of the meeting, to be resumed at 5 p.m. on September 12 of this year, so as to make the Bylaws of this Company compatible with the changes in the Bylaws approved at an opportune moment by the stockholder Cemig.

This proposal by the Chairman for adjournment of the business of this meeting was put to discussion and to the vote, and approved.

The meeting was resumed at on September 12, 2007 at 5 p.m. at the Company’s head office, with the presence of the representative of the stockholder Companhia Energética de Minas Gerais, the Chief Executive Officer of Cemig GT, Djalma Bastos de Morais, and Ms. Anamaria Pugedo Frade Barros. The Chairman explained that that Company had not published a new convocation of stockholders to deal with the changes to the Bylaws contained in the agenda of the Extraordinary General Meeting of August 23, 2007.

This being so, he proposed a further adjournment of the meeting, until September 12 of this year, at 1 p.m. The Chairman’s proposal for a further adjournment of the business of this Meeting was put to discussion and subsequently to the vote and approved.

The meeting was resumed on September 12, 2007 at 5 p.m. at the Company’s head office with the presence of the representative of the stockholder Companhia Energética de Minas Gerais, the Chief Executive Officer of Cemig GT, Djalma Bastos de Morais, and Ms. Anamaria Pugedo Frade Barros. The Chairman explained that Cemig had not published a new convocation for an Extraordinary General Meeting of Stockholders to deal with the changes in the Bylaws contained in the agenda for the Extraordinary General Meeting of August 23, 2007.

This being so, he proposed a further adjournment of the business until October 17 of this year, at 1 p.m. This proposal by the Chairman for a further suspension of the business of this meeting was put to discussion and subsequently to the vote, and approved.

The meeting being resumed on October 17, 2007 at 5 p.m. at the Company’s head office, with the presence of the representative of the stockholder Companhia Energética de Minas Gerais, the CEO of Cemig GT, Djalma Bastos de Morais, and Ms Anamaria Pugedo Frade Barros, the Chairman explained that the Stockholders of Cemig present at the Extraordinary General Meeting of Stockholders of that Company held on that same day at 10.30 a.m. changed the Bylaws of that Company.

This being so, the Chairman said that a change in the proposal of the Board of Directors of Cemig GT in relation to the changes in the Bylaws was necessary, to improve the drafting of the proposal under discussion:

a)     to change the drafting of sub-clause ‘g’ of paragraph 4 of Clause 16, to exclude the need for approval by the

Executive Board of the statements of votes in the meetings of the Boards of Directors;

b)     to change the drafting of the first paragraph of Clause 14, to adapt it in technical legal terms;

c)     to change the drafting of sub-clause “o” of Clause 12, to establish that, annually, the directives and limits, including financial limits for expenditure on personnel shall be set; and

d)    to insert sub-clause “q” in Clause 12, to include approval of declarations of vote in the General Meetings of Stockholders and orientations for voting in the meetings of Boards of Directors of the wholly-owned subsidiaries, jointly controlled companies, affiliated companies and consortia in which the Company participates, when participation in the capital of other companies or consortia is involved:

– so that the drafting is as follows:

“Clause 12 ...

o)     annually, to fix the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective work agreements, subject to the competence of the General Meeting of Stockholders and the annual Budget approved;

q)     to approve the declarations of vote in the General Meetings of Stockholders and the orientations for voting in the meetings of the Boards of Directors of the wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these Bylaws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan.”;

Clause 14 ...

§ 1  In the event of absence, leave, resignation or vacancy of any of the other members of the Executive Board, a meeting of the Executive Board may by a majority vote attribute the exercise of the respective functions to another Executive Officer, for whatever period the absence or leave – or, in the event of vacancy, the impediment or resignation – may last, until the post is filled by the Board of Directors.”

“Clause 16 ...

§ 4 ...

g)    to approve, upon proposal by the Chief Executive Officer, jointly with the Chief Officer for Finance, Investor Relations and Control of Holdings, the declarations of vote in the general meetings of stockholders of the wholly-owned subsidiaries, jointly-controlled companies, affiliates and the consortia in which the Company participates, and the decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the long-term Strategic Plan and the Multi-Year Strategic Implementation Plan;”.

The Chairman then put the proposal of the Board of Directors to this meeting, with the changes mentioned above, to debate and, subsequently, to the vote, and it was approved.

The meeting being opened to the floor, no one wished to speak, and the Chairman ordered the meeting to be adjourned for the time necessary for preparation of these minutes. The meeting being resumed, the Chairman put the said minutes to debate and to the vote, they were approved and signed, and he declared the meeting closed. For the record, I Anamaria Pugedo Frade Barros, Secretary, prepared these minutes and signed jointly with those present.

Signed by: Anamaria Pugedo Frade Barros

Djalma Bastos de Morais

Manoel Bernardino Soares, for Cemig

This is an accurate copy of the original.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON OCTOBER 17, 2007.

At 10.30am on October 17, 2007, at the Company’s head office, Av. Barbacena, 1200, 18th Floor, Belo Horizonte, Minas Gerais State, Brazil, shareholders representing more than two-thirds of the voting capital of Cemig (Companhia Energética de Minas Gerais) met, on second convocation, as verified in the Stockholders’ Attendance Book, where all signed and made the required statements. The stockholder The State of Minas Gerais was represented by Mr. Marco Antônio Rebelo Romanelli, Joint Chief Advocate of the State, in accordance with the legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, Superintendent of the General Secretariat of Cemig, stated that there was a quorum for holding the Extraordinary General Meeting of Stockholders. She also stated that the stockholders present should elect a Chairman for this meeting, under Clause 10 of the Bylaws.

Asking for the floor, the representative of the stockholder, State of Minas Gerais, proposed the stockholder Manoel Bernardino Soares to chair the meeting. Put to the vote, this proposal was approved unanimously.

The Chairman then declared the meeting open and invited me, Anamaria Pugedo Frade Barros, stockholder, to be Secretary of the meeting, requesting me to read the convocation announcement published in the newspapers Minas Gerais, the official body of the powers of Minas Gerais State, on October 5, 6 and 9 of this year, O Tempo, on October 5, 6 and 7, and Gazeta Mercantil on October 5, 8 and 9, as follows:

“COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64; NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

SECOND CONVOCATION

Stockholders are hereby called to attend an Extraordinary General Meeting of Stockholders, on second convocation, to be held on October 17, 2007, at 10:30 a.m., at the Company’s head office, Avenida

Barbacena 1200, 18th floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following changes to the Bylaws:

1 -          insertion, in Clause 1, of a second sub-paragraph, to ensure the participation of the controlling stockholder, The State of Minas Gerais, in the decisions of the wholly-owned subsidiaries and companies controlled by the Company, and consequent renumbering of the sole Sub-paragraph to be Paragraph 1 (§ 1);

2 -          change in the drafting of §§ 1, 2, 3, 4 and 5 of Clause 11, and also §§ 2 and 4 of Clause 12, to improve the drafting and for technical legal reasons;

3 -          change in the drafting of Clause 17 to define the attributions of the Board of Directors and provide for the possibility of the Board of Directors delegating to the Executive Board the competency to authorize entering into contracts for sale of electricity and provision of distribution and transmission services;

4 -          change in the header of Section II of Chapter IV to “the Executive Board” to harmonize it with the rest of the Bylaws, which always refer to that body by this name;

5 -          change in the name of the Chief Finance, Holdings and Investor Relations Officer’s Department;

6 -          consequent change in the drafting of the head paragraph of Clause 18;

7 -          change in the drafting of §§ 3 and 4 of Clause 18, to improve the drafting and to redefine the competency for granting of annual paid leave to the Chief Officers, and to revoke the restriction on payment of leave time not taken;

8 -          change in the head paragraph of Clause 19 and its first subparagraph to improve the drafting;

9 -          change in Clause 21 to improve the drafting, to change the name of the Chief Finance, Holdings and Investor Relations Officer’s Department and to define the attributions of the Executive Board;

10 -   change in the drafting of Clause 22, to define the attributions of the members of the Executive Board;

11 -   change in the drafting of Clause 25, to adapt the attributions of the Audit Board, enabling assumption of the attributions demanded by the Sarbanes-Oxley law;

12 -   change in the drafting of the head paragraph of Clause 28, for optimum tax efficiency;

13 -   change in the head paragraph of Clause 29 to improve the drafting;

14 -   exclusion of §§ 1 and 2 of Clause 30, since preparation of the Long-term Strategic Plan and its content is already stated in the attributions of the Board of Directors;

15 -   insertion of new Clauses numbered 32, to ensure participation of the employees in the Company’s profits or economic results, and 33, to provide that the General Meeting of Stockholders shall set, annually, the limits of participation of the managers in the Company’s profits;

16 -   consequent re-numbering of the present Clauses 32, as 34, and 33, as 35, and their alteration to improve the drafting and also to contain a provision for the possibility of contracting of third party liability insurance for the Managers.

Any stockholder who wishes to be represented by proxy in this General Meetings of Stockholders should obey the terms of Article 126 of Law 6406 of December 15, 1976, as amended, and the sole paragraph of Article 9 of the Company’s Bylaws, depositing, preferably by October 15, 2007, proofs of ownerships of the shares issued by a depositary financial institution, and a power of attorney with special powers, at the General Secretariat of the Company at Av. Barbacena 1200, 19th floor, B1 wing, Belo Horizonte, Minas Gerais, or showing at the time of the meeting.

Belo Horizonte, October 2, 2007.

Signed by: Márcio Araújo de Lacerda – Chairman of the Board of Directors”.

Before the items on the agenda of this meeting were put to debate and the vote, the representative of the stockholder Southern Electric Brasil Participações Ltda., stated that the changes in the Bylaws made by the EGM of October 25, 1999, and also those subsequently made, were approved only by reason of the suspension of the Stockholders’ Agreement, by decision of the Judiciary, and were thus provisional and precarious. He said that, thus, the acts and transactions practiced or submitted for approval of the management bodies of Cemig under such alteration to the Bylaws made under the protection of the Court decision currently in force might, at any moment, be reviewed and withdrawn from the legal universe.

On this question, the representative of the stockholder State of Minas Gerais reminded the meeting that the decision that annulled the Stockholders’ Meeting entered into between the State of Minas Gerais and Southern Electric Brasil Participações Ltda. no longer has an interim or provisional character. It is, he said, a decision on the merit and, thus, is not a suspension, but an annulment. He added that there is already a decision on the merit that annuls the Stockholders’ Agreement confirmed by the Appeal Court of the State of Minas Gerais. He further explained that the decisions of this Meeting may take into consideration only what exists at the present moment, and it would be irresponsible not to vote on matters while awaiting decisions of the Courts, since, in reality, the said Stockholders’ Agreement, by force of a Court announcement, cannot produce any effect and the decisions taken are taken in strict compliance with the Court judgment. Finally, he noted that the extraordinary and special appeals brought by Southern Electric were not admitted by the Vice-Chairman of the Minas Gerais Appeal Court, and the higher Appeal Court refused the Interlocutory and Special Appeals brought by Southern Electric, strengthening the legal situation already declared by the Minas Gerais Appeal Court, that is to say, inefficacy of the Stockholders’ Agreement that is the subject of the action.

Again taking the floor, the representative of the stockholder Southern Electric Brasil Participações Ltda. stated that the interlocutory appeal brought against the dispatch refusing the Extraordinary Appeal, currently before the Federal Supreme Court, still awaits judgment.

Continuing the proceedings, the Chairman asked the Secretary to proceed to reading of the proposal of the Board of Directors which refers to the agenda, the content of which document is as follows:

“PROPOSAL OF THE BOARD OF DIRECTORS TO THE

EXTRAORDINARY GENERAL MEETING

Dear Stockholders:

Whereas:

a)              the General Attorney of the State of Minas Gerais has recommended that the Bylaws should ensure the participation of the State in the decisions of the wholly-owned subsidiaries and companies controlled by the Company, so as to preserve its position as controlling stockholder in accordance with the Constitution of the State of Minas Gerais and the current legislation;

b)              there is a need for a restructuring in relation to distribution of competencies between the Company’s various management bodies;

c)              there is a need, especially, for re-adaptation of the attributions of the Audit Board, to permit that body to assume the attributions required by the Sarbanes-Oxley law;

d)              it is appropriate that there should be provision in the Bylaws relating to distribution of profits or economic results to the employees, and also of profits to the managers, in accordance with the limits to be set by the General Meeting of Stockholders in compliance with Article 190 of Law 6404 of December 15, 1976, and with decisions of the CVM (Securities Commission);

e)              it is necessary to have provision in the Bylaws for distribution of profits or economic results, also, as a means of tax planning, to enable shares of results that are distributed to be deducted directly from the profit and avoid infringement notices by the Brazilian Federal Tax Authority, such as have recently been served on the Company precisely because of the absence of this provision;

f)                there is a need to introduce a provision for the possibility of contracting third party liability insurance for the Company’s managers, upon proposal by its Board of Directors;

g)             there is a need for review of various provisions of the Bylaws with a view to their better adaptation from the legal and formal point of view;

– the Board of Directors now proposes to submit to the Extraordinary General Meeting of Stockholders the following changes in the Bylaws:

1) To insert in Clause 1 a second sub-paragraph with the following drafting, and consequent re-numbering of the sole sub-paragraph as § 1:

“Clause 1 - …

§ 1                               The activities specified in this Clause may be exercised directly by Cemig or, as intermediary, by companies constituted by it or in which it may hold a majority or minority stockholding interest, upon decision by the Board of Directors, under State Laws 828 of December 14, 1951, 8655 of September 18, 1984 and 15290 of August 4, 2004.

§ 2                               The State of Minas Gerais is guaranteed participation in the decisions of the wholly-owned subsidiaries and companies controlled by the Company, so as to preserve its condition of controlling stockholder, in accordance with the Constitution of the State of Minas Gerais and the legislation in force.”;

2) To change §§ 1, 2, 3, 4 and 5 of Clause 11, to improve the drafting, and due to technical legal points, to the following:

“Clause 11 - …

§ 1                                The structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., with the exception that only the wholly-owned subsidiaries of Cemig Distribuição S.A. shall have a Chief Distribution Sales Officer, and only Cemig Geração e Transmissão S.A. shall have a Chief Generation and Transmission Officer.

§ 2                                The Board of Directors and the Executive Board, in the management of the Company, the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., and of the other wholly-owned subsidiaries, jointly-controlled companies and affiliates, and of the consortia in which it directly or indirectly participates, must obey the provisions of the Company’s Long-term Strategic Plan, especially the dividend policy therein stated, as approved by the Board of Directors.

§ 3                                The Strategic Plan shall contain the long-term strategic planning, bases, targets, objectives and results to be followed and achieved by the Company and its dividend policy, and must obey the commitments and requirements specified in §5 below.

§ 4                                The Long-term Strategic Plan shall be revised annually by the Executive Board and approved by the Board of Directors and shall be reflected in all the plans, projections, activities, strategies, investments and expenses of the Company and its wholly-owned subsidiaries, jointly-controlled companies and affiliates and the consortia in which it directly or indirectly participates, including the multi-year Strategic Implementation Plan and the Annual Budget, which must be approved by the Board of Directors.

§ 5                                In managing the Company and in the exercise of the right to vote in wholly-owned subsidiaries, jointly-controlled companies, affiliates and consortia, the Board of Directors and the Executive Board shall faithfully obey and comply with the following targets:

a)              to keep the Company’s consolidated indebtedness equal to or less than 2 (two) times the Company’s Ebitda (earnings before interest, taxes, depreciation and amortization);

b)             to limit the consolidated ratio Net debt / (Net debt + Stockholders’ equity) to 40% (forty per cent);

c)              to limit the consolidated balance of funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to the equivalent of a maximum of 5% (five per cent) of the Company’s Ebitda (earnings before interest, taxes, depreciation and amortization);

d)             to limit the consolidated amount of funds destined to capital expenditure and the acquisition of any assets, in each business year,

to the equivalent of a maximum of 40% (forty per cent) of the Company’s Ebitda (earnings before interest, taxes, depreciation and amortization);

e)              to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or more than those specified in the Company’s Long-Term Strategic Plan, subject to the legal obligations; and

f)                to maintain the expenses of the wholly-owned subsidiary Cemig Distribuição S.A. and of any subsidiary which operates in distribution of electricity at amounts not greater than the amounts recognized in the tariff adjustments and reviews;

g)             to maintain the revenues of the wholly-owned subsidiary Cemig Distribuição S.A. and those of any subsidiary which operates in distribution at the amounts recognized in the tariff adjustments and reviews.

...”;

3) To improve the drafting of paragraphs 2 and 4 of Clause 12, to the following:

 “Clause 12- ...

§ 2                                The global or individual amount of the remuneration of the Board of Directors shall be fixed by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

(...)

§ 4                                The Boards of Directors of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. shall, obligatorily, be composed of the members or substitute members elected to the Board of Directors of the Company.

4)                            To change the drafting of Clause 17, to the following:

Clause 17:  The Board of Directors shall have the following attributions:

a)              to fix the general orientation of the Company’s business;

b)             to elect or dismiss the Executive Officers of the Company, subject to these Bylaws;

c)              to decide, prior to the Company entering into them, on contracts between the Company and any of its stockholders, or companies which are sole or joint controlling stockholders of any of its stockholders;

d)             to decide, upon proposal by the Executive Board, on disposal or placement of a charge on any of the Company’s property, plant or equipment, and on the giving by the Company of any guarantee to any third parties of which the individual value is greater than or equal to R$ 5,000,000.00 (five million Reais);

e)              to decide, upon proposal put forward by the Executive Board, on the Company’s capital investment projects, signing of contracts and legal transactions in general, contracting of loans, financings, or the constitution of any obligations in the name of the Company the value of which, individually or jointly, is R$ 5,000,000.00 (five million Reais) or more, including injections of capital into wholly-owned subsidiaries, jointly-controlled companies and affiliates and the consortia in which it participates;

f)                to call the General Meeting of Stockholders;

g)             to monitor and inspect the management by the Executive Board, for which purpose the Board of Directors may, at any time, examine the books and papers of the Company, and request information on contracts agreed or in the process of being agreed, and on any other administrative facts or actions which it deems to be of interest;

h)             to state prior opinion on the report of management and the accounts of the Company’s Executive Board;

i)                 to choose, annually, and to dismiss, the Company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

j)                 to authorize, upon a proposal by the Executive Board, the start of administrative proceedings for competitive bids, and proceedings for dispensation from and non-requirement of bids, and the corresponding contracts, in amounts greater than or equal to R$ 5,000,000.00 (five million Reais);

l)                 to authorize, upon proposal by the Executive Board, the filing of legal actions, administrative proceedings, and entering into Court and out-of-court agreements whose value is R$ 5,000,000.00 (five million Reais) or more;

m)           to authorize the issue of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments;

n)             to approve the Company’s Long-Term Strategic Plan and revisions of it, the Multi-year Strategic Implementation Plan and revisions of it, and the Annual Budget;

o)             to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective work agreements, subject to the competency of the General Meeting of Stockholders and in obedience to the Annual Budget approved;

p)             to authorize the exercise of the right of preference under stockholders’ agreements or to vote in wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders.

§ 1                      The Board of Directors, by specific resolutions, may delegate the power to authorize agreement of contracts for sales of electricity or for provision of distribution or transmission services to the Executive Board, in accordance with the legislation.

5) To change the name of Section II of Chapter IV to the “Executive Board”, so as to harmonize it with the rest of the Bylaws, which always refer to that body in this way.

6) To change the name of the Chief Finance, Holdings and Investor Relations Officer to the Chief Officer for Finance, Investor Relations and Control of Holdings, thus changing the drafting of the head paragraph of Clause 18 to the following:

Clause 18:                              The Executive Board shall be made up of 8 (eight) Executive Officers, who may be stockholders, elected by the Board of Directors, namely: the Chief Executive Officer; an Executive Vice-Chairman; a Chief Officer for Finance, Investor Relations and Control of Holdings; a Chief Corporate Management Officer; a Chief Distribution and Sales Officer; a Chief Generation and Transmission Officer; a Chief Trading Officer; and a Chief New Business Development Officer.”;

7) To change the drafting of the third and fourth paragraphs of Clause 18, to improve it and to provide that the annual paid leave of the Directors shall be given by the Chief Executive Officer, whose leave shall be given by the Board of Directors, and, further, to revoke the restriction on payment of leave not taken, to the following drafting:

“Clause 18…

§ 3                                The Directors shall exercise their positions as full-time occupations in the regime of exclusive dedication to the service of the Company. They may at the same time hold and exercise non-remunerated positions in the management of the Company’s wholly-owned subsidiaries, jointly-controlled companies or affiliated companies, at the option of the Board of Directors. They shall, however, obligatorily exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

4 Executive Officers who are not employees shall have the right to an annual period of not more than 30 (thirty) days’ remunerated leave. This leave may not be accumulated into the subsequent year, and its remuneration shall be augmented by one-third of the monthly remuneration currently in effect. This leave shall be given by the Chief Executive Officer, whose own leave shall be given by the Board of Directors.

8)  To change the drafting of the head paragraph and the first sub-paragraph of Clause 19, to improve it, as follows:

Clause 19:                  In the event of absence, leave, resignation or vacancy of the post of the Chief Executive Officer, this post shall be exercised by the Executive Vice-Chairman, for whatever period the absence or leave – or, in the event of vacancy, the impediment or resignation – may last, until the post is filled by the Board of Directors.

§ 1                                In the event of absence, leave, resignation or vacancy of any of the other members of the Executive Board, the Executive Board may by a majority vote attribute the exercise of the respective functions to another Executive Officer, for as long as the period of absence or leave – or, in the event of vacancy, the impediment or resignation – lasts, until the post is filled by the Board of Directors.

...”;

9)  To change the drafting of Clause 21, to improve it and to define the competencies of the Executive Board, as follows:

Clause 21                     The Executive Board is responsible for the current management of the Company’s business, subject to the Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget, prepared and approved in accordance with these Bylaws.

§ 1                                The Company’s Multi-year Strategic Implementation Plan shall reflect the Company’s Long-Term Strategic Plan and contain the plans and projections for a period of 5 (five) financial years, and must be updated at least once a year, and shall deal in detail with the following subjects, among others:

a)              the Company’s strategies and actions, including any project related to its objects;

b)             the new investments and business opportunities, including those of the Company’s wholly-owned subsidiaries, jointly-controlled companies, and affiliates and the consortia in which it participates;

c)              the amounts to be invested or in any other way contributed from the Company’s own funds or funds of third parties;

d)             the rates of return and profits to be obtained or generated by the Company.

§ 2                                The Company’s Annual Budget shall reflect the Company’s Multi-year Strategic Implementation Plan and, consequently, the Long-Term Strategic Plan and must give details of operational revenue and expenses, costs and capital expenditure, cash flow, the amount to be allocated to the payment of dividends, investments of cash from the Company’s own funds or funds of third parties, and any other data that the Executive Board considers to be necessary.

§ 3                                The Company’s Multi-year Strategic Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. Both shall be prepared in coordination with the Chief Officer for Finance, Investor Relations and Control of Holdings and submitted to examination by the Executive Board, and, subsequently, for approval by the Board of Directors.

§4                                   The following decisions shall require a vote by the Executive Board:

a)              approval of the plan of organization of the Company and issuance of the corresponding rules and any changes to them;

b)             examination and submission to the Board of Directors for approval of the Company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it;

c)              examination and submission to the Board of Directors for approval of the Annual Budget, which shall reflect the multi-year Strategic Implementation Plan at that time in force, and any revisions of it;

d)             decision on re-managing of investments or capital expenditure specified in the Annual Budget which amount, individually or in aggregate during a single financial year, to less than

R$ 5,000,000.00 (five million Reais), with consequent readaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget;

e)              approval of disposal of or placement of a charge upon any of the Company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 5,000,000.00 (five million Reais);

f)                authorization of the Company’s capital expenditure projects, the signing of agreements and legal transactions in general, the contracting of loans, financings and the constitution of an obligation in the name of the Company, based on the Annual Budget approved, which individually or in aggregate have values less than R$ 5,000,000.00 (five million Reais), including the injection of capital into wholly-owned subsidiaries, jointly-controlled companies, affiliated companies, and the consortia in which the Company participates, subject to the provisions of subclause ‘p’ of sub-item IV of Clause 22;

g)             approval, upon proposal by the Chief Executive Officer, jointly with the Chief Officer for Finance, Investor Relations and Control of Holdings, of the statements of vote in the General Meetings of Stockholders and the meetings of the Boards of Directors of the wholly-owned subsidiaries, jointly-controlled companies, affiliates and the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competence to decide on these matters shall be that of the General Meeting of Stockholders, and the decision must obey the provisions of these Bylaws, the decisions of the Board of Directors, the long-term Strategic Plan and the multi-year Strategic Implement Plan;

h)             authorization to initiate administrative tender proceedings and proceedings for exemption from and non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 1,000,000.00 (one million Reais) and less than R$ 5,000,000.00 (five million Reais);

i)                 authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 5,000,000.00 (five million Reais);

j)                 authorization of provisions in the Company’s accounts, of any value, on proposal by the Chief Officer for Finance, Investor Relations and Control of Holdings;

l)                 approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of sub-clause “h” of sub-item I of Clause 22;

m)           authorization of expenditure on personnel expenses and collective work agreements, subject to the competency of the General

Meeting of Stockholders, the directives and limits approved by the Board of Directors, and the Annual Budget approved.

§ 5                                Actions necessary for the regular functioning of the Company, signing of contracts, and other legal transactions, shall be effected by the Chief Executive Officer, jointly with one Executive Officer, or with a person holding a valid power of attorney.

§ 6                                Powers of attorney must be granted by the Chief Executive Officer, jointly with an Executive Officer, except for the power described in sub-clause “c” of Sub-item I of Clause 22, for which only the signature of the Chief Executive Officer is required.

10)  To change the drafting of Clause 22, to define the attributions of the Chief Officers, to the following:

Clause 22                     Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the Executive Board:

I –  To the Chief Executive Officer:

a)                                      to oversee and direct the work of the Company;

b)                                     to supervise the preparation and implementation of the Multi-year Strategic Implementation Plan and to develop the strategies and actions approved;

c)                                      to represent the Company in the Courts, actively and passively;

d)                                     to sign, jointly with one of the Executive Officers, documents which bind the Company;

e)                                      to present the annual report of the Company’s business to the Executive Board and to the Ordinary General Meeting of Stockholders;

f)                                        to hire and dismiss the Company’s personnel;

g)                                     to manage and direct the activities of Internal Audits and Institutional Relationships, legal, communication and representation activities, the General Secretariat and the function of the Company’s Ombudsman.

h)                                     to propose to the Executive Board for approval, jointly with the Chief Office to whom the employee is linked, the nominations for posts of Superintendent of the Company;

i)                                         to propose appointments for positions of management and on the Audit Boards of the wholly-owned subsidiaries, jointly-controlled companies and affiliated companies, and also Forluz (Fundação Forluminas de Seguridade Social) after hearing the opinion of the Chief Officer for Finance, Investor Relations and Control of Holdings, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the provisions of paragraph 4 of Clause 12 and paragraph 3 of Clause 18 of these Bylaws prevail.

II –  To the Executive Vice-Chairman:

a)                                      to substitute the Chief Executive Officer if he is absent, on leave, temporary impeded, resigns or his position is vacant;

b)                                     to promote improvement of the Company’s social responsibility and sustainability policies;

c)                                      to set the policies and guidelines for the environment, technological development, alternative energy sources and technical standardization;

d)                                     to co-ordinate the Company’s strategy for operations in relation to social responsibility and the environment, technological processes and strategic management of technology;

e)                                      to coordinate and put in place the maintenance of the Company’s quality control systems;

f)                                        to promote the implementation of programs for the Company’s technological development;

g)                                     to monitor performance of plans for compliance with the guidelines for the environment, technology and the improvement of quality.

III-  To the Chief Officer for Finance, Investor Relations and Control of Holdings:

a)                                      to make available the financial resources necessary for the operation and expansion of the Company, in accordance with the Annual Budget, conducting the processes of contracting of loans and financings, and related services;

b)                                     to co-ordinate the preparation and consolidation, with the participation of all the Chief Officers, of the Company’s Multi-year Strategic Implementation Plan and Annual Budget;

c)                                      to arrange for economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the Chief New Business Development Officer;

d)                                     to accompany the performance of the execution of the investment projects, according to targets and results approved by the Management;

e)                                      to carry out the accounting of, and to control, the Company’s economic-financial transactions;

f)                                        to determine the cost of the service and to establish an insurance policy, as laid out in the Company’s Multi-year Strategic Implementation Plan;

g)                                     to prepare the short-, medium- and long-term financial programming in detail, as specified in the Company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)                                     to control the Company’s registered capital, decide policy for its shares and for corporate governance, and to suggest dividend policy;

i)                                         to coordinate the preparation and negotiation of the tariffs for retail supply and distribution of electricity, and the revenues from transmission, with the National Electricity Agency, Aneel;

j)                                         to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges or over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the Company’s registrations with these institutions updated.

l)                                         to represent the Company to the CVM, stock exchanges and other entities of the capital markets;

m)                                   to arrange for the financial and corporate management of the Company’s holdings in the wholly-owned subsidiaries, subsidiaries and affiliates, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these Bylaws;

n)                                     to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency defined in these Bylaws, injections of capital, exercise of the right of preference and the making of voting agreements in the wholly-owned companies, subsidiaries and affiliated companies and in the consortia in which the Company participates;

o)                                     to take part in negotiations that involve the constitution or alteration of corporate documents of the holdings referred to in the previous subclause;

p)                                     to coordinate the processes of sale of stockholdings owned by the Company, by its wholly-owned subsidiaries, subsidiaries and affiliated companies, upon prior legislative authorization and approval by the Board of Directors.

IV-  To the Chief Corporate Management Officer:

a)                                      to ensure the provision of appropriate personnel to the Company;

b)                                     to decide the Company’s human resources policy and to orient and promote its application;

c)                                      to orient and conduct activities related to organizational studies and their documentation;

d)                                     to decide, conduct and supervise the Company’s telecommunications and information technology policy;

e)                                      to project, put in place and maintain the Company’s telecommunications and information technology systems;

f)                                        to decide policies and rules on support services such as transport, administrative communication, security guards, and provision of adequate quality in the workplace for the Company’s personnel;

g)                                     to provide the Company with infrastructure and administrative support resources and services;

h)                                     to coordinate the policies, processes and means of property security, work safety and security guarding approved by the Company;

i)                                         to carry out the negotiations of the collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)                                         to manage the process of contracting of works and services and of acquisition and disposal of materials and real estate property;

l)                                         to effect quality control of the material acquired and of the qualification of contracted service providers;

m)                                   to administer and control the stock of material, the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

n)                                     to arrange for and implement programs to increase, develop, affect and continually improve suppliers of materials and services of interest to the Company, alone or in cooperation with other Chief Officers’ Departments or development agencies and industry associations, in the ambit of the State of Minas Gerais;

o)                                     to promote corporate management programs and environmental actions within the scope of his Department;

p)                                     to authorize initiation of administrative tender proceedings and proceedings for exemption or non-requirement for tenders, and the corresponding contracts, in amounts up to R$ 1,000,000.00 (one million Reais).

q)                                     to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

r)                                        to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company and of the other companies involved in the negotiations, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator;

s)                                      to present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of giving support to the decisions of the Executive Board on the appointment of employees to management posts;

V-  To the Chief Distribution and Sales Officer:

a)                                      to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the Company’s distribution systems;

b)                                     to prepare the planning of the Company’s distribution system;

c)                                      to manage the implementation of the distribution facilities, including preparation and execution of the project, construction and assembly;

d)                                     to operate and maintain the Company’s systems of distribution and the associated systems of supervision and long-distance control;

e)                                      to manage the Company’s Work Safety Policy in the ambit of its activities;

f)                                        to formulate and implement the policies for serving the consumer served by this Department;

g)                                     to develop programs and actions with captive consumers with demand lower than 500 kW, with a view to the most efficient use of electricity;

h)                                     to establish commercial relationships with and coordinate the sale of electricity and services to captive consumers with demand lower than 500 kW;

i)                                         to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)                                         to represent the Company in the Brazilian Electricity Distributors’ Association (Abradee) and with other entities of the distribution sector;

l)                                         to ensure the physical security of the distribution facilities, establishing policies and guidelines and managing the asset security of these facilities;

m)                                   to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods that aim for improvement of quality and reduction of the cost of those activities.

VI – To the Chief Energy Generation and Transmission Officer:

a)                                      to make continuous efforts on behalf of the quality of supply of electricity to consumers that are directly linked to the transmission system;

b)                                     to prepare the planning of generation and transmission;

c)                                      to operate and maintain the systems of generation and transmission and the associated systems of supervision and long-distance control;

d)                                     to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

e)                                      to develop and conduct hydro-meteorological activities of interest to the Company;

f)                                        to manage the operations arising from interconnection of the Company’s electricity transmission system with those of other companies, and the connections of agents to the Company’s basic network;

g)                                     to represent the Company in relations with the National System Operator (ONS), the Brazilian Electricity Generators’ Association (Abrage) and other entities representing the electricity, generation and transmission sector;

h)                                     to manage the Company’s central laboratories and workshops;

i)                                         to coordinate and put in place projects for refurbishment, modernization, improvement, reactivation and de-activation of the generation and transmission facilities;

j)                                         to propose and implement measures that aim to ensure connectivity of the various agents of the electricity system, linked to the Company’s transmission system;

l)                                         to ensure the physical security of the generation and transmission facilities, establishing policies and guidelines and managing the asset security of these facilities;

m)                                   to manage and promote the Company’s work safety policy within the scope of its activities;

n)                                     to manage and put in place projects for expansion of generation, transmission and co-generation, arranging for planning, construction and assembly, and ensuring the proper physical and financial performance of these undertakings;

o)                                     to supply technical support to the negotiations to make the projects for expansion of generation, transmission and co-generation possible, and to take part in the negotiation of documents of the consortia of the entrepreneurs and special-purpose companies.

VII - To the Chief Trading Officer:

a)                                      to carry out research, studies and projections of interest to the Company;

b)                                     to coordinate the planning and execution of the purchase of electricity to serve the Company’s market and the sale of energy coming from the Company’s own sources of generation;

c)                                      to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings in all the segments of markets specialized in energy;

d)                                     to coordinate the provision of business intermediation services related to the sale of energy to any authorized agent;

e)                                      to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of the chamber, and to represent the Company in relations with the other entities trading electricity;

f)                                        to coordinate the establishment of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

g)                                     to establish commercial relations with and coordinate the sales of electricity and services to consumers, individually, or groups of consumers, served at voltages greater than or equal to 2.3kV and contracted demand greater than or equal to 500kW, and also business groups;

h)                                     to identify, measure and manage the risks association with the trading of electricity;

i)                                         to negotiate and manage the commercial transactions involved in transport and connection of any party accessing the distribution system;

j)                                         to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS) and for connection of the Distribution System to the transmission companies;

l)                                         to manage the trading, in coordination with the Chief New Business Development Officer, of the Company’s carbon credits.

VIII -       To the Chief New Business Development Officer:

a)                                      to arrange prospecting, analysis and development of new business of the Company in the areas of generation, transmission and distribution of electricity, transport and gas distribution, and also in other activities directly or indirectly related to the Company’s objects;

b)                                     to arrange for technical, economic-financial, and environmental feasibility studies of new business projects for the Company, in coordination with the Chief Officers’ Departments related to the said businesses;

c)                                      to coordinate the negotiations and implement the partnerships, consortia, special-purpose companies and other forms of association with public or private companies necessary for the development of new business, and also the negotiation of contracts and corporate documents of these projects;

d)                                     to coordinate the participation of the Company in tender proceedings for obtaining grants of concessions in all the areas of its operations;

e)                                      to coordinate, evaluate and structure the opportunities for acquisition of new assets in the electricity sector and the sector of transport and distribution of gas;

f)                                        to arrange for prospecting and analysis, within the Company, of business opportunities related to the use of carbon credits;

g)                                     to consolidate the planning of expansion of the generation, transmission and distribution systems;

h)                                     to consolidate the Company’s Program for Capital Investment in generation, transmission and distribution;

i)                                         to represent the Company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

j)                                         to carry out environmental programs and actions within the area related to this Chief Officer’s Department;

l)                                         to accompany, within the Company, the energy planning of the State of Minas Gerais.

§ 1                                The competencies of representation before technical and administrative bodies and associations granted to the Chief Officers under this Clause do not exclude the competency of representation of the Chief Executive Officer, nor the need for obedience to the provisions in these Bylaws in relation to prior obtaining of authorizations from the management bodies to contract obligations in the name of the Company.

§ 2                                As well as the exercise of the attributions herein specified and demanded by law, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the Company.

§ 3                                The projects developed by the Company in the area of the Chief New Business Development Officer’s Department, once structured and constituted, should be assumed by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws.

§ 4                                It is the competency of each Chief Officer, within the area of his operation, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.”;

11)  To change the drafting of Clause 25, to adapt the attributions of the Audit Board, making possible assumption of the attributions demanded by the Sarbanes-Oxley law, to the following:

“Clause 25               The Audit Board shall have the attributions set by the Corporate Law, and also, to the extent that they do not conflict with the Brazilian Legislation, those required by the laws of the countries in which the Company’s shares are listed and traded, in accordance with its Regulations.”;

12)  To change the drafting of the head paragraph of Clause 28, to make provision in the Bylaws for distribution of profits or economic results to the employees and of profits to the managers, to the following:

“Clause 28               Before any profit share, any retained losses and the provision for income tax, the Social Contribution on Net Profit and, successively, the profit shares of the employees and the managers shall be deducted from the result for the business year.”;

13)  To change the drafting of the head paragraph and the first sub-paragraph of Clause 29, to improve it, as follows:

“Clause 29               The dividends shall be distributed in the following order:

a)              The annual minimum dividend guaranteed to the preferred shares;

b)             The dividend for the common shares, up to a percentage equal to that guaranteed to the preferred shares.”

14)  To exclude the first and second sub-paragraphs of Clause 30, which refer, respectively, to the competence of the Board of Directors to approve the Plan and to its contents, since they repeat what is already stated in other provisions of the Bylaws (respectively: Clause 17, “n”; and Clause 11, § 2 and 3);

15)  To insert new Clauses 32 and 33, as follows:

“Clause 32               The employees have the right to a share in the profits or results of the Company, upon the criteria defined by the Executive Board based on the guidelines approved by the Board of Directors and limits set by the General Meeting of Stockholders, in accordance with the specific legislation.

Clause 33                     It is the competency of the General Meeting of Stockholders to set, annually, the limits for sharing by the managers in the profits of the Company, subject to the provisions of the sole sub-paragraph of Article 190 of Law 6404 of December 15, 1976.”;

16)  To re-number Clause 32 as Clause 34;

17)  To re-number Clause 33 to be Clause 35, and to change its drafting, to introduce provision for the possibility of contracting third party liability insurance for the managers of the Company, to the following:

“Clause 35               The Company shall provide to the members of the Board of Directors, the Audit Board and the Executive Board, defense in Court and/or administrative proceedings in which they are parties on the Plaintiff or

Defendant side, during or after their periods of office, for actions or events related to the exercise of their specific functions and which do not violate legal provisions or the provisions of the Bylaws.

§ 1                                The guarantee given in the head paragraph of this Clause extends to employees who legally carry out actions by delegation from the Company’s management officers.

§ 2                                The Company shall contract third-party liability insurance to cover expenses of proceedings, fees of counsel and indemnities arising from the legal and administrative proceedings referred to in the head paragraph of this Clause, upon decision by the Board of Directors.

§ 3                                Any member of the Board of Directors or the Audit Board, or any Executive Officer or employee against whom a Court judgment subject to no further appeal is given must reimburse the Company all the costs, expenses and losses caused to it.”.

As can be seen, the objective of this proposal is to serve the legitimate interests of the stockholders and the Company, and for this reason the Board hopes that it will be approved by yourselves, the stockholders.

Belo Horizonte, July 26, 2007

Márcio Araújo de Lacerda, Chairman of the Board of Directors;

Djalma Bastos de Morais, Vice-Chairman;

Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Antônio Adriano Silva, Francelino Pereira dos Santos, Maria Estela Kubitschek Lopes, Wilson Nélio Brumer, and Wilton de Medeiros Daher, Members of the Board of Directors”.

Asking for the floor, the representative of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ suggested alteration of the proposal being debated, to change the drafting of sub-clause “g” of item I of Clause 22, so that internal audit activities would be carried out by the Board of Directors. After discussion of the proposal of the representative of the stockholder Previ, it was submitted to the vote, and was not approved.

Asking for the floor, the stockholder Marco Antonio Rodrigues da Cunha proposed, to improve the drafting of the proposal being debated:

a)              to change the drafting of § 2 of Clause 1, to forbid any act or decision in the wholly-owned subsidiaries of Cemig and the companies that it jointly controls such as might affect the condition of the State of Minas Gerais as controlling stockholder of the Company;

b)             to change the drafting of sub-clause “g” of § 4 of Clause 21, excluding the need for approval by the Executive Board of statements of votes in the meetings of the Boards of Directors;

c)              to change the drafting of § 1 of Clause 19 and sub-clause “d” of sub-item III of Clause 22, for its improvement from the formal legal point of view;

d)             to change the drafting of sub-clause “o” of Clause 17, to require that, annually, directives be set and limits established, including financial limits, for spending on personnel; and

e)              to insert sub-clause “q” in Clause 17, to deal with approval of statements of vote in the General Meetings of Stockholders and orientations for voting in the meetings of the Boards of Directors of the wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved

- so that the drafting changes to the following:

“Clause 1…

§ 2                                Any act or decision in the wholly-owned subsidiaries and companies controlled by Cemig which might affect the condition of the State of Minas Gerais as controlling stockholder of the Company, in the terms of the Constitution of the State of Minas Gerais and the legislation in force, is prohibited.”;

“Clause 17 –

…

o)                                   annually, to fix the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective work agreements, subject to the competence of the General Meeting of Stockholders and the annual Budget approved;

q)                                   to approve the declarations of vote in the General Meetings of Stockholders and the orientations for voting in the meetings of the Boards of Directors of the wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these Bylaws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan.”;

“Clause 19- ...

§ 1                                In the event of absence, leave, resignation or vacancy of any of the other members of the Executive Board, a meeting of the Executive Board may by a majority vote attribute the exercise of the respective functions to another Executive Officer, for whatever period the absence or leave – or, in the event of vacancy, the impediment or resignation – may last, until the post is filled by the Board of Directors.”

“Clause 21 - …

§ 4 …

g)                                     to approve, upon proposal by the Chief Executive Officer, jointly with the Chief Officer for Finance, Investor Relations and Control of Holdings, the statements of vote in the General Meetings of Stockholders of the wholly-owned subsidiaries, jointly-controlled companies, affiliates and the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and the decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the multi-year Strategic Implementation Plan;”;”

“Clause 22- ...

III- To the Chief Officer for Finance, Investor Relations and Control of Holdings:

d)             monitoring of the performance of the execution of the investment projects, according to targets and results approved by the Management;

The Chairman then put the matter in debate and subsequently to the vote. The proposal of the Board of Directors to this Meeting, with the changes proposed by the stockholder Marco Antonio Rodrigues da Cunha mentioned above, were approved with the representative of the stockholder Southern Electric Brasil Participações Ltda. voting against in relation to sub-clause “q” of Clause 17 and sub-clause “g” of § 4 of Clause 21; and the representative of Southern Electric Brasil Participações Ltda. explained that in relation to the proposed change to Clause 17 sub-clause “g” he believes that the matters of original competency of the Board of Directors, even if in relation to the subsidiaries, affiliates and consortia in which the Company participates, should be submitted to approval of the Board of Directors; and in relation to the proposed alteration to Clause 21, § 4, sub-clause “g” he believes that the orientation of vote in the meetings of the Boards of Directors of the subsidiaries, affiliates and the consortia in which the Company participates should also be submitted to approval of the Executive Board; and the representative of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, and the stockholders represented by Mr. George Washington Tenório Marcelino, abstained in relation to the modifications proposed by the stockholder Marco Antonio Rodrigues da Cunha, since they were not made available to the stockholders in good time for consideration.

The meeting was open to the floor and since no-one wished to make any statement, the Chairman ordered the proceedings suspended for the time necessary to prepare these Minutes. When the meeting was resumed, the Chairman put the said Minutes to debate and to the vote and they were approved, and signed, and he declared the meeting closed.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, prepared these Minutes and signed them jointly with those present.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
Listed company
CNPJ 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF DECISIONS TAKEN BY THE 420TH MEETING OF THE BOARD OF DIRECTORS

At its meeting held on October 30, 2007, the Board of Directors of Companhia Energética de Minas Gerais made the following decision:

1. To confirm the appointment of Luiz Fernando Rolla to the post of Chief Finance, Holdings and Investor Relations Officer.

CEMIG DISTRIBUIÇÃO S/A

Listed company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its 58th meeting, held on October 30, 2007, the Board of Directors of Cemig Distribuição S.A. approved the following:

1.               Delegation, until December 31, 2007, of powers to enter into contracts for retail supply of electricity and reserve of demand, for use of the distribution system, for use of the transmission system with the ONS, for connection to the distribution system, and for sharing of distribution infrastructure; and terms of agreement.

2.               Revision of the Project “Operation, Maintenance and Refurbishment / Modernization of the Medium and Low Voltage networks in 2007”.

3.               Revision of the Project “Maintenance of the Metering System.”

4.               Financing from Eletrobrás for the Cresce Minas program.

5.               Issuance of Promissory Notes – Re-ratification of Board Decision (CRCA) – to comply with CVM regulations and to reflect the manner in which the characteristics and early maturity events of the debentures are set out in detail in the Issue Deed.

6.               Confirmation of appointment of Luiz Fernando Rolla to the post of Chief Finance, Holdings and Investor Relations Officer.

CEMIG GERAÇÃO E TRANSMISSÃO S/A

Listed company – CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 56th meeting, on October 30, 2007, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following:

1.               Signing of a commitment undertaking with EDP Energias do Brasil S.A. for studies of generation sources.

2.               Delegation, until December 31, 2007, of powers to enter into contracts for sale of electricity.

3.               Signing of an amendment to a contract for implementation of a metering system for billing on the transmission/distribution and generation/transmission frontiers, with the Areva T&D Brasil-Daltec Consortium.

4.               Issuance of promissory notes in the amount of R$ 200 million.

5.               Contract for formation of the Baguari Hydro Plant (UHE Baguari) Consortium, and amendments.

6.               Confirmation of appointment of Luiz Fernando Rolla to the post of Chief Finance, Holdings and Investor Relations Officer

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

BYLAWS

CHAPTER I

Name, constitution, objects, head office and duration

Clause 1:                                 Cemig Geração e Transmissão S.A. is a corporation constituted as a wholly-owned subsidiary of Companhia Energética de Minas Gerais – Cemig, a corporation with mixed private and public sector stockholdings, and is governed by these Bylaws and by the applicable legislation.

Clause 2:                                 The objects of the Company are:

a)              to study, plan, project, build and commercially operate systems of generation, transmission and sale of electricity and related services for which concessions are granted, under any form of law, to it or to companies of which it maintains stockholding control;

b)             to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation;

c)              to provide consultancy services within its field of operation to companies in and outside Brazil;

d)             to carry out activities directly or indirectly related to its objects.

§ 1                               The activities referred to in this clause may be carried out directly by the Company or, upon decision by the Board of Directors of its sole stockholder, Cemig, in accordance with Section 2 of State Law 8655 of 18 September 1984 as amended by Law 15290 of 4 August 2004, and with prior authorization by the National Electricity Agency, ANEEL, through companies constituted by it, or in which it comes to have majority or minority stockholdings.

Clause 3:                                 The Company shall have its head office and management in the City of Belo Horizonte, Minas Gerais State, Brazil, at Av. Barbacena 1200, 12th Floor, B1 Wing, in the District of Santo Agostinho, and may open offices, representations and any other establishments in or outside Brazil on authorization by the Executive Board.

Clause 4:                                 The Company shall have indeterminate duration.

CHAPTER II

Capital and shares

Clause 5:                                 The Company’s registered capital is R$ 2,896,785,358.90 (two billion eight hundred and ninety six million seven hundred and eighty five thousand three hundred and fifty eight Reais and ninety centavos), represented by 2,896,785,358.90 (two billion eight hundred and ninety six million seven hundred and eighty five thousand three hundred and fifty eight) nominal common shares without par value.

§ 1                               Each common share carries the right to a vote in decisions of General Meetings of Stockholders.

CHAPTER III

The General Meeting of Stockholders

Clause 6:                                 Companhia Energética de Minas Gerais – Cemig, as sole stockholder of the Company, has full powers to make all the business decisions in relation to the Company’s objects and to adopt what resolutions it deems necessary for the defense of its interests and its development, and shall meet, ordinarily, within the first 4 (four) months of the year, for the purposes specified in law and, extraordinarily, whenever necessary, subject to the provisions of this clause and the relevant legal rules being obeyed in its convocation, opening and decisions.

As modified by the Extraordinary General Meeting of Stockholders of August 23, 2007, adjourned and resumed on September 12 and October 10, and closed on October 17, 2007.

Cemig General Secretariat Office – (SG)

CHAPTER IV

Management of the Company

Clause 7:                                 The Company shall be managed by a Board of Directors and an Executive Board, which shall act in conformity with the Corporate Law and with these Bylaws.

§ 1                               Members of the Company’s Executive Board or Board of Directors who are also members of the management bodies of the sole stockholder, Cemig, may not receive remuneration.

Section I

The Board of Directors

Clause 8:                                 The Company’s Board of Directors shall be made up of 14 (fourteen) members and an equal number of substitute members, and one of such sitting members shall be Chairman, and one Vice-President, and they shall be elected, and may be dismissed, at any time, by the General Meeting of Stockholders. Their period of office is 3 (three) years, and they may be re-elected.

§ 1                               The members of the Board of Directors must, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig.

Clause 9:                                 The Board of Directors shall meet, ordinarily, every 2 (two) months and, extraordinarily, on convocation by its Chairman, Vice-Chairman, or by one-third of its members, or when requested by the Executive Board, and its decisions shall be valid when a majority of its members are present.

§ 1                               The meetings of the Board of Directors shall be called by its Chairman or its Vice-Chairman, by written advice sent with 5 (five) days’ notice, containing the agenda to be discussed. Meetings of the Board of Directors called on the basis of urgency may be called by its Chairman without being subject to the above-mentioned period provided the other members of the Board are unequivocally aware of the convocation.

§ 2                               Decisions of the Board of Directors shall be taken by the majority of the votes of the board members present, and in the event of equality of votes the Chairman shall have the casting vote.

Clause 10:                           The Chairman of the Board of Directors has the competency to grant leave to the Board’s members, and the other members of the Board have the competency to grant leave to the Chairman.

Clause 11:                           The Chairman and Vice-Chairman of the Board of Directors shall, obligatorily, be the Chairman and Vice-Chairman of the Board of Directors of the Sole Stockholder, Cemig, and the Vice-Chairman shall take the place of the Chairman when the Chairman is absent or impeded from exercising his functions.

Clause 12:                           It shall be the responsibility of the Board of Directors, as well as other matters ascribed to it by law:

a)              to fix the general orientation of the Company’s business;

b)             to elect or dismiss the Executive Officers of the Company, subject to these Bylaws;

c)              to decide, prior to the Company entering into them, on contracts between the Company and any of its stockholders, or companies which are sole or joint controlling stockholders of any of its stockholders;

d)             to decide, upon proposal by the Executive Board, on disposal of or placement of a charge on any of the Company’s property, plant or equipment, and on the giving by the Company of any guarantee to any third parties of which the individual value is greater than or equal to R$ 5,000,000.00 (five million Reais);

e)              to decide, upon proposal put forward by the Executive Board, on the Company’s capital investment projects, signing of contracts and legal transactions in general, contracting of loans, financings, or the constitution of any obligations in the name of the Company, the value of which, individually or in aggregate, is R$ 5,000,000.00 (five million Reais) or more, including injections of capital into wholly-owned subsidiaries, jointly-controlled companies and affiliated companies and the consortia in which it participates;

f)                to call the General Meeting of Stockholders;

g)             to monitor and inspect the management by the Executive Board, for which the Board of Directors may at any time examine the books and papers of the Company, and request information on contracts agreed or in the process of being agreed, and on any other administrative facts or actions which it deems to be of interest;

h)             to state a prior opinion on the report of management and the accounts of the Company’s Executive Board;

i)                 to choose, annually, and to dismiss, the Company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

j)                 to authorize, upon a proposal by the Executive Board, the start of administrative proceedings for competitive bids, and proceedings for dispensation from and non-requirement of bids, and the corresponding contracts, in amounts greater than or equal to R$ 5,000,000.00 (five million Reais);

l)                 to authorize, upon proposal by the Executive Board, the filing of legal actions, administrative proceedings and entering into Court or out-of-court agreements in the amount of R$ 5,000,000.00 (five million Reais) or more;

m)           to authorize the issue of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments;

n)             to approve the Company’s Long-term Strategic Plan, Multi-year Strategic Implementation Plan, and Annual Budget, and any alterations or revisions thereto;

o)             to set the directives and establish limits, including financial limits, for spending on personnel, including concession of benefits and collective work agreements, subject to the competency of the General Meeting of Stockholders and the Annual Budget approved;

p)             to authorize the exercise of the right of preference under stockholders’ agreements or to vote in wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which the Company participates; and

q)             to approve the declarations of vote in the General Meetings of Stockholders and the orientations for voting in the meetings of the Boards of Directors of the wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these Bylaws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan.

§ 1                               The Company’s Long-term Strategic Plan should contain the long-term strategic planning, grounds, targets, objectives and results to be pursued and achieved by the Company and its dividend policy, on which the plans, projections, activities, strategies, capital expenditure and expenses will be based that are to be incorporated in the multi-year Strategic Implementation Plan and the Annual Budget prepared and approved in accordance with these Bylaws.

§ 2                               The Board of Directors, by specific resolutions, may delegate the power to authorize agreement of contracts for sales of electricity and for provision of transmission services to the Executive Board, in accordance with the legislation.

Section II

The Executive Board

Clause 13:                           The Executive Board shall be made up of 8 (eight) Executive Officers, who may be stockholders, resident in Brazil, namely: the Chief Executive Officer, the Executive Vice-Chairman, the Chief Officer for Finance, Investor Relations and Control of Holdings, the Chief Corporate Management Officer, the Chief Generation and Transmission Officer, the Chief Trading Officer, the Chief New Business Officer and a Chief Officer without Specific Designation, all elected and able to be dismissed at any time by General Meeting of the Sole Stockholder – Cemig, with period of office of 3 (three)

years, re-election being permitted. The period of office of the Chief Officers shall extend up to the new Chief Officers elected being sworn in.

§ 1                               The members of the Executive Board shall, obligatorily, be the respective members of the Executive Board of the sole stockholder, Cemig, and the post of Executive Officer without Specific Designation shall be occupied, also obligatorily, by the Chief Energy Distribution and Sales Officer of the sole stockholder, Cemig.

Clause 14:                           In the event of absence, leave, or resignation of the Chief Executive Officer or of the post of Chief Executive Officer being vacant, this post shall be exercised by the Executive Vice-Chairman, for as long as the period of absence or leave – or, in the event of vacancy, the impediment or resignation – lasts, until the post is filled by the Board of Directors.

§ 1                               In the event of absence, leave, resignation or vacancy of any of the other members of the Executive Board, the Executive Board may by a majority vote attribute the exercise of the respective functions to another Executive Officer, for as long as the period of absence or leave – or, in the event of vacancy, the impediment or resignation – lasts, until the post is filled by the Board of Directors.

§ 2                               A Chief Executive Officer or a member of the Executive Board elected in the way described in this clause shall hold the position for the remaining time of the period of office of the Executive Officer who is substituted.

Clause 15:                           The Executive Board shall meet, ordinarily, at least 2 (two) times per month and, extraordinarily, whenever called by the Chief Executive Officer or by 2 (two) Executive Officers with prior notice of at least 2 (two) days, but this notice shall not be necessary if all the Executive Officers are present. The decisions of the Executive Board shall be taken by a vote of the majority of its members, and in the event of a tie the Chief Executive Officer shall have a casting vote.

Clause 16:                           The Executive Board is responsible for the current management of the Company’s business, subject to the Company’s Multi-year Strategic Implementation Plan and the Annual Budget, prepared and approved in accordance with these Bylaws.

§ 1                               The Company’s Multi-year Strategic Implementation Plan shall contain the plans and projections for a period of 5 (five) financial years, and must be updated at least once a year, and shall deal with the following subjects, among others:

a)              the Company’s strategies and actions, including any project related to its objects;

b)             the new investments and business opportunities, including those of the Company’s wholly-owned subsidiaries, jointly-controlled companies, and affiliates, and the consortia in which it participates;

c)              the amounts to be invested or in any other way contributed from the Company’s own funds or funds of third parties;

d)             the rates of return and profits to be obtained or generated by the Company.

§2                                  The Company’s Annual Budget shall reflect the Company’s Multi-year Strategic Implementation Plan and must give details of operational revenue and expenses, costs and capital expenditure, cash flow, the amount to be allocated to the payment of dividends, investments from the Company’s own funds or funds of third parties, and any other data that the Executive Board considers to be necessary.

§ 3                               The Company’s Multi-year Strategic Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. Both shall be prepared, based on the Company’s Long-term Strategic Plan, in coordination with the Chief Officer for Finance, Investor Relations and Control of Holdings, and submitted to examination by the Executive Board, and, subsequently, for approval by the Board of Directors.

§4                                  The following decisions shall require a vote by the Executive Board:

a)              approval of the plan of organization of the Company and issuance of the corresponding rules and any changes to them;

b)             examination and submission to the Board of Directors, for approval, of the Company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it;

c)              examination and submission to the Board of Directors, for approval, of the Annual Budget, which must reflect the Multi-Year Strategic Implementation Plan then in force, and any revisions thereto;

d)             decision on re-managing of investments or expenses specified in the Annual Budget which individually or in aggregate, in a single financial year, amount to less than R$ 5,000,000.00 (five million Reais) with consequent re-adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget approved;

e)              approval of disposal of or placement of a charge upon any of the Company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 5,000,000.00 (five million Reais);

f)                authorization of the Company’s capital expenditure projects, signing of agreements and legal transactions in general, contracting of loans and financings, or constitution of an obligation in the name of the Company, based on the Annual Budget approved, such as individually or in aggregate have values less than R$ 5,000,000.00 (five million Reais), including the injection of capital into wholly-owned subsidiaries, jointly-controlled companies, affiliated companies, and the consortia in which the Company participates, subject to the provisions of sub-clause ‘p’ of sub-item IV of Clause 17;

g)             approval, upon proposal by the Chief Executive Officer, jointly with the Chief Officer for Finance, Investor Relations and Control of Holdings, of statements of vote in the General Meetings of Stockholders and the meetings of the Boards of Directors of the wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which the Company participates, and the decisions must obey the provisions of the Bylaws, the decisions of the Board of the Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

h)             authorization to initiate administrative tender proceedings and proceedings for exemption from or non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 1,000,000.00 (one million Reais) and less than R$ 5,000,000.00 (five million Reais);

i)                 authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 5,000,000.00 (five million Reais);

j)                 authorization of provisions in the Company’s accounts, of any value, on proposal from the Chief Officer for Finance, Investor Relations and Control of Holdings;

l)                 approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of sub-clause “h” of sub-item I of Clause 17;

m)           authorization of expenditure on personnel expenses and collective work agreements, subject to the competency of the General Meeting of Stockholders, the directives and the limits approved by the Board of Directors and the Annual Budget approved.

§ 5                               Actions necessary for the regular functioning of the Company, signing of contracts and other legal transactions shall be effected by the Chief Executive Officer, jointly with one Executive Officer, or with a person holding a valid power of attorney.

§ 6                               Powers of attorney must be granted by the Chief Executive Officer, jointly with an Executive Officer, except for the power described in sub-clause “c” of Sub-item I of Clause 17, for which only the signature of the Chief Executive Officer is required.

Clause 17:                           Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the Executive Board:

I –                     To the Chief Executive Officer:

a)              to oversee and direct the work of the Company;

b)             to supervise the preparation and implementation of the Multi-year Strategic Implementation Plan and to develop the strategies and actions approved;

c)              to represent the Company in the Courts, actively and passively;

d)             to sign, jointly with one of the Executive Officers, documents which bind the Company;

e)              to present the annual report of the Company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;

f)                to hire and dismiss the Company’s personnel;

g)             to manage and direct the activities of Internal Audits and Institutional Relationships, legal, communication and representation activities, the General Secretariat and the function of the Company’s Ombudsman;

h)             to propose to the Executive Board for approval, jointly with the Chief Office to whom the employee is linked, the nominations for posts of Superintendent of the Company;

i)                 to propose the appointments for posts in management and on the Audit Boards of the Company’s wholly-owned subsidiaries, jointly-controlled companies and affiliated companies, and Forluz (Fundação Forluminas de Seguridade Social), after hearing the position of the Chief Officer for Finance, Investor Relations and Control of Holdings.

II –                 To the Executive Vice-Chairman:

a)              to substitute the Chief Executive Officer if he is absent, on leave, impeded from exercising his functions, or has resigned or his post is vacant;

b)             to propose improvement of the Company’s social responsibility and sustainability policies;

c)              to set the policies and guidelines for the environment, technological development, alternative energy sources and technical standardization;

d)             to co-ordinate the Company’s strategy for operations in relation to the environment, technological processes and strategic management of technology;

e)              to coordinate and put in place the maintenance of the Company’s quality control systems;

f)                to promote implementation of programs for the Company’s technological development;

g)             to monitor the management of plans for compliance with the guidelines for the environment, technology and improvement of quality.

III –             To the Chief Officer for Finance, Investor Relations and Control of Holdings:

a)              to make available the financial resources necessary for the operation and expansion of the Company, in accordance with the Annual Budget, conducting the processes of contracting of loans and financings, and related services;

b)             to co-ordinate the preparation and consolidation, with the participation of all the Chief Officers, of the Company’s Multi-year Strategic Implementation Plan and Annual Budget;

c)              to arrange for economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the Chief New Business Development Officer;

d)             to accompany the performance of the execution of investment projects, according to targets and results approved by the Management;

e)              to carry out the accounting of, and to control, the Company’s economic-financial transactions;

f)                to determine the cost of the service and to establish an insurance policy, as laid out in the Company’s Multi-year Strategic Implementation Plan;

g)             to prepare the short-, medium- and long-term financial programming in detail, as specified in the Company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)             to control the Company’s registered capital, decide policy for its shares and for corporate governance, and to suggest dividend policy;

i)                 to coordinate the preparation and negotiation of transmission revenues with the National Electricity Agency, Aneel;

j)                 to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges or over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the Company’s registrations with these institutions updated;

l)                 to represent the Company to the CVM, stock exchanges and other entities of the capital markets;

m)           to arrange for the financial and corporate management of the Company’s holdings in the wholly-owned subsidiaries, subsidiaries and affiliates, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these Bylaws;

n)             to propose to the Executive Board, for approval or submission to the Board of Directors or the General Meeting of Stockholders, depending on the competency defined in these Bylaws, injections of capital, exercise of the right of preference and the making of voting agreements in the wholly-owned subsidiaries, jointly-controlled companies and affiliated companies and in the consortia in which the Company participates;

o)             to take part in negotiations that involve the constitution or alteration of corporate documents of the holdings referred to in the previous sub-clause;

p)             to coordinate the processes of sale of stockholdings owned by the Company, by its wholly-owned subsidiaries, jointly-controlled companies and affiliated companies, upon prior legislative authorization and approval by the Board of Directors.

IV -               To the Chief Corporate Management Officer:

a)              to ensure the provision of appropriate personnel to the Company;

b)             to decide the Company’s human resources policy and to orient and promote its application;

c)              to orient and conduct activities related to organizational studies and their documentation;

d)             to decide, conduct and supervise the Company’s telecommunications and information technology policy;

e)              to plan, put in place and maintain the Company’s telecommunications and information technology systems;

f)                to decide policies and rules on support services such as transport, administrative communication, security guards, and provision of adequate quality in the workplace for the Company’s personnel;

g)             to provide the Company with infrastructure and administrative support resources and services;

h)             to coordinate the policies, processes and means of property security, work safety and security guarding approved by the Company;

i)                 to carry out the negotiations of collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)                 to manage the process of contracting of works and services and of acquisition and disposal of materials and real estate property;

l)                 to effect quality control of the material acquired and of the qualification of contracted service providers;

m)           to administer and control the stock of material, separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

n)             to arrange for and implement programs to increase, develop, perfect and continually improve suppliers of materials and services of interest to the Company, alone or in cooperation with other Chief Officers’ Departments or development agencies and industry associations, in the ambit of the State of Minas Gerais;

o)             to conduct corporate management programs and environmental actions within the scope of this Department;

p)             to authorize initiation of administrative tender proceedings and proceedings for exemption or non-requirement for tenders, and the corresponding contracts, in amounts up to R$ 1,000,000.00 (one million Reais);

q)             to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company, appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

r)                to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator;

s)              to present to the Executive Board the assessments received from a leadership succession development program put in place by the Company, for the purpose of assisting the Executive Board in making its decisions on appointments of employees to management posts.

V –                To the Chief Generation and Transmission Officer:

a)              to make continuous efforts on behalf of the quality of supply of electricity to consumers that are directly linked to the transmission system;

b)             to prepare the planning of generation and transmission;

c)              to operate and maintain the systems of generation and transmission and the associated systems of supervision and long-distance control;

d)             to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

e)              to develop and conduct hydro-meteorological activities of interest to the Company;

f)                to manage the operations arising from interconnection of the Company’s electricity transmission system with those of other companies, and the connections of agents to the Company’s basic network;

g)             to represent the Company in relations with the National System Operator (ONS), the Brazilian Electricity Generators’ Association (Abragee) and other entities representing the electricity generation and transmission sector;

h)             to manage the Company’s central laboratories and workshops;

i)                 to coordinate and put in place projects for refurbishment, modernization, improvement, reactivation and de-activation of the generation and transmission facilities;

j)                 to propose and implement measures that aim to ensure connectivity of the various agents of the electricity system, linked to the Company’s transmission system;

l)                 to ensure the physical security of the generation and transmission facilities, establishing policies and guidelines and managing the asset security of these facilities;

m)           to manage the Company’s Work Safety Policy within the scope of its activities;

n)             to manage the putting in place of projects for expansion of generation, transmission and co-generation, arranging for planning, construction and assembly, and ensuring the proper physical and financial performance of these undertakings;

o)             to supply technical support to the negotiations to make the projects for expansion of generation, transmission and co-generation possible, and to take part in the negotiation of documents of the consortia of the entrepreneurs and special-purpose companies.

VI –            To the Chief Trading Officer:

a)              to carry out research, studies, analyses and projections of interest to the Company;

b)             to coordinate the planning and execution of the purchase of electricity to serve the Company’s market and the sale of energy coming from the Company’s own sources of generation;

c)              to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings in all the segments of markets specialized in energy;

d)             to coordinate the provision of business intermediation services related to the sale of energy to any authorized agent;

e)              to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of the chamber, and to represent the Company in relations with the other entities trading electricity;

f)                to coordinate the establishment of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

g)             to establish commercial relations with and coordinate sales of electricity and services to individual consumers or groups of consumers served at voltages greater than or equal to 2.3kV and contracted demand greater than or equal to 500kW, and also business groups;

h)             to identify, measure and manage the risks associated with the trading of electricity;

i)                 to negotiate and manage contracts with the National System Operator (ONS) for use of the transmission system and with transmission companies for connection to the Distribution System;

j)                 to manage, in coordination with the Chief New Business Development Officer, the trading of the Company’s carbon credits.

VII –        To the Chief New Business Development Officer:

a)              to arrange prospecting, analysis and development of new business of the Company in the areas of generation, transmission and distribution of electricity, transport and gas distribution, and also in other activities directly or indirectly related to the Company’s objects;

b)             to arrange for technical, economic-financial, and environmental feasibility studies of new business projects for the Company, in coordination with the Chief Officers’ Departments related to the said businesses;

c)              to coordinate negotiations and implement partnerships, consortia, special-purpose companies and other forms of association with public or private companies such as are necessary for the development of new business, and also the negotiation of contracts and corporate documents for these projects;

d)             to coordinate the participation of the Company in tender proceedings for obtaining grants of concessions in all the areas of its operations;

e)              to coordinate, evaluate and structure the opportunities for acquisition of new assets in the electricity sector and the sector of transport and distribution of gas;

f)                to arrange for prospecting and analysis, within the Company, of business opportunities related to the use of carbon credits;

g)             to consolidate the planning of expansion of the generation, transmission and distribution systems;

h)             to consolidate the Company’s Program for Capital Investment in generation, transmission and distribution;

i)                 to represent the Company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

j)                 to carry out environmental programs and actions within the area related to this Chief Officer’s Department;

l)                 to accompany, within the Company, the energy planning of the State of Minas Gerais.

VIII –    To the Chief Officer without Specific Designation:

a)              to carry out all the acts specifically provided for in the legislation and these Bylaws, and the activities attributed to him by the Board of Directors.

§ 1                               The competencies of representation before technical and administrative bodies and associations granted to the Chief Officers under this Clause do not exclude the Chief Executive Officer’s competency of representation, nor the need for obedience to the provisions in these Bylaws in relation to prior obtaining of authorizations from the management bodies to contract obligations in the name of the Company.

§ 2                               As well as the exercise of the attributions herein specified and demanded by law, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief

Officer’s Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the Company.

§ 3                               The projects developed by the Company in the area of the Chief New Business Development Officer’s Department, once structured and constituted, should be assumed by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws.

§ 4                               It is the competency of each Chief Officer, within the area of his operation, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.

CHAPTER V

The Audit Board

Clause 18:                           The Audit Board, the inspection body of the Company, shall function permanently, and shall be chaired by the Chairman of the Audit Board of the sole stockholder, Cemig, and shall have a total of between 2 (two) and 4 (four) other sitting members, and their respective substitute members, all members of the Audit Board of the sole stockholder, Cemig, elected annually by the sole stockholder, Cemig, and able to be re-elected.

§1                                  The Chairman of the Audit Board shall call and conduct the meetings.

§2                                  In the event of resignation of position, death or impediment, a member of the Audit Board shall be replaced by his respective substitute, until the new member is elected, and such member shall be chosen by the same party that appointed the substitute.

§3                                  Remuneration of members of the Company’s Audit Board who are also members of the management bodies of the sole stockholder, Cemig, is not allowed.

Clause 19:                           The responsibilities and powers of the Audit Board are set by the Corporate Law.

CHAPTER VI

The business year

Clause 20:                           The business year shall coincide with the calendar year, closing on December 31 of each year, when the financial statements shall be prepared, in accordance with the relevant legislation. Financial statements may be prepared for periods of six months or shorter periods.

Clause 21                              Prior to the deduction of any sharing in results, the following shall be deducted from the result for the business year: retained losses, the provision for income tax, the Social Contribution on Net Profit and, successively, the profit shares of the employees and the managers.

§ 1                               The net profit ascertained in each business year shall be allocated as follows:

a)              5% (five percent) to the legal reserve, up to the limit specified by law;

b)             50% (fifty percent) distributed as obligatory dividends to the Sole Stockholder – Cemig, subject to the other terms of these Bylaws and the applicable legislation; and

c)              the balance, after the retention specified in a capital expenditure and/or investment budget prepared by the Company’s management, in obedience to the Company’s Long-term Strategic Plan and the dividend policy contained therein and duly approved, shall be shall be distributed to the sole stockholder, Cemig as dividends and/or Interest on Equity, subject to the availability of free cash.

Clause 22:                           Without prejudice to the obligatory dividend, every two years, starting from the business year of 2005, or more frequently if the Company’s availability of cash so permits, the Company shall use the profit reserve specified by sub-clause “c” of Clause 21 of these Bylaws for the distribution of extraordinary dividends, up to the limit of cash available, as determined by the Board of Directors, in obedience to the Company’s Long-term Strategic Plan and the Dividend Policy contained therein.

Clause 23:                           The Board of Directors may declare interim dividends, in the form of Interest on Equity, to be applied to the account of retained earnings, profit reserves or profit ascertained in six-monthly or interim financial statements.

§ 1                               The amounts paid or credited as Interest on Equity shall, in accordance with the relevant legislation, be imputed to the amount of the obligatory dividend or the dividend payable under the Bylaws to the preferred shares, being for all purposes of law a part of the amount of the dividends distributed by the Company.

Clause 24:                           The dividends declared, whether obligatory or extraordinary, shall be paid in 2 (two) equal installments, the first by 30 June and the second by 30 December of each year, and the Executive Board shall decide the location and processes of payment, subject to these periods.

§ 1                               Dividends not claimed within a period of 3 (three) years from the date on which they are placed at the disposal of the stockholder shall revert to the benefit of the Company.

Clause 25:                           The employees have the right to a share in the profits or results of the Company, upon the criteria defined by the Executive Board based on the guidelines approved by the Board of Directors and limits set by the General Meeting of Stockholders, in accordance with the specific legislation.

Clause 26:                           It is the competency of the General Meeting of Stockholders to set, annually, the limits to sharing by the managers in the profits of the Company, subject to the provisions of the sole sub-paragraph of Article 190 of Law 6404 of December 15, 1976.

CHAPTER VII

Responsibilities of the management officers

Clause 27:                           The management officers are responsible to the Company and to third parties for the actions which they take in the exercise of their functions, as specified by the law and by these Bylaws.

Clause 28:                           The Company shall provide to the members of the Board of Directors, the Audit Board and the Executive Board, defense in Court and/or administrative proceedings in which they are parties on the Plaintiff or Defendant side, during or after their periods of office, for actions or events related to the exercise of their specific functions and which do not violate legal provisions or the provisions of the Bylaws

§ 1                               The guarantee given in the head paragraph of this Clause extends to employees who legally carry out actions by delegation from the Company’s management officers.

§ 2                               The Company shall contract third-party liability insurance to cover expenses of proceedings, fees of counsel and indemnities arising from the legal and administrative proceedings referred to in the head paragraph of this Clause, upon decision by the Board of Directors.

CEMIG DISTRIBUIÇÃO S.A.

B Y L A W S

CHAPTER I

Name, constitution, objects, head office and duration

Clause 1:                                  Cemig Distribuição S.A. is a corporation constituted as a wholly-owned subsidiary of Companhia Energética de Minas Gerais – Cemig, a corporation with mixed private and public sector stockholdings, and is governed by these Bylaws and by the applicable legislation.

Clause 2:                                  The objects of the Company are to study, plan, project, build and commercially operate systems of distribution and sale of electricity and related services for which concessions are granted to it under any form of law.

§ 1                                     The distribution activities specified in the present concession contracts of the sole stockholder, Cemig, will be operated directly by the Company, pursuant to Section 3 of Law 15290 of August 4, 2004.

§ 2                                     Subject to § 1, upon authorization by the National Electricity Agency, ANEEL, and the Board of Directors of its sole stockholder, Cemig, the Company may, as minority or majority stockholder, constitute or have holdings in other companies the objects of which include provision of electricity distribution services for which concessions have been acquired or granted after the date of their constitution.

Clause 3:                                  The Company shall have its head office and management in the City of Belo Horizonte, Minas Gerais State, Brazil, at Av. Barbacena 1200, 17th Floor, A1 Wing, in the District of Santo Agostinho, and may open offices, representations and any other establishments in or outside Brazil on authorization by the Executive Board.

Clause 4:                                  The Company shall have indeterminate duration.

CHAPTER II

Capital and shares

Clause 5 -                              The Company’s registered capital is R$ 2,261,997,787.64 (two billion two hundred and sixty one million nine hundred and ninety seven thousand seven hundred and eight seven Reais and sixty-four centavos), represented by 2,261,997,787 (two billion two hundred and sixty one million nine hundred and ninety seven thousand seven hundred and eight seven) nominal common shares without par value.

§ 1                                     Each common share carries the right to a vote in decisions of General Meetings of Stockholders.

CHAPTER III

The General Meeting of Stockholders

Clause 6:                                  Companhia Energética de Minas Gerais – Cemig, as sole stockholder of the Company, has full powers to make all the business decisions in relation to the Company’s objects and to adopt what resolutions it deems necessary for the defense of its interests and its development, and shall meet, ordinarily, within the first 4 (four) months of the year, for the purposes specified in law and, extraordinarily, whenever necessary, subject to the provisions of this clause and the relevant legal rules being obeyed in its convocation, opening and decisions.

CHAPTER IV

Management of the Company

Clause 7:                                  The Company shall be managed by a Board of Directors and an Executive Board, which shall act in conformity with the Corporate Law and with these Bylaws.

§ 1                                     Members of the Company’s Executive Board or Board of Directors who are also members of the management bodies of the sole stockholder, Cemig, may not receive remuneration.

As modified by the Extraordinary General Meeting of Stockholders of August 23, 2007, adjourned and resumed on September 12 and October 10, and closed on October 17, 2007.

Cemig General Secretariat Office – (SG)

Section I

The Board of Directors

Clause 8:                                  The Company’s Board of Directors shall be made up of 14 (fourteen) members and an equal number of substitute members, and one of such sitting members shall be Chairman, and one Vice-President, and they shall be elected, and may be dismissed, at any time, by the General Meeting of Stockholders. Their period of office is 3 (three) years, and they may be re-elected.

§ 1                                     The members of the Board of Directors must, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig.

Clause 9:                                  The Board of Directors shall meet, ordinarily, every 2 (two) months and, extraordinarily, on convocation by its Chairman, Vice-Chairman, or by one-third of its members, or when requested by the Executive Board, and its decisions shall be valid when a majority of its members are present.

§ 1                                     The meetings of the Board of Directors shall be called by its Chairman or its Vice-Chairman, by written advice sent with 5 (five) days’ notice, containing the agenda to be discussed. Meetings of the Board of Directors called on the basis of urgency may be called by its Chairman without being subject to the above-mentioned period provided the other members of the Board are unequivocally aware of the convocation.

§ 2                                     Decisions of the Board of Directors shall be taken by the majority of the votes of the board members present, and in the event of equality of votes the Chairman shall have the casting vote.

Clause 10:                            The Chairman of the Board of Directors has the competency to grant leave to the Board’s members, and the other members of the Board have the competency to grant leave to the Chairman.

Clause 11:                            The Chairman and Vice-Chairman of the Board of Directors shall, obligatorily, be the Chairman and Vice-Chairman of the Board of Directors of the Sole Stockholder, Cemig, and the Vice-Chairman shall take the place of the Chairman when the Chairman is absent or impeded from exercising his functions.

Clause 12                               It shall be the responsibility of the Board of Directors, as well as other matters ascribed to it by law:

a)                          to fix the general orientation of the Company’s business;

b)                         to elect or dismiss the Executive Officers of the Company, subject to these Bylaws;

c)                          to decide, prior to the Company entering into them, on contracts between the Company and any of its stockholders, or companies which are sole or joint controlling stockholders of any of its stockholders;

d)                         to decide, upon proposal by the Executive Board, on disposal of or placement of a charge on any of the Company’s property, plant or equipment, and on the giving by the Company of any guarantee to any third parties of which the individual value is greater than or equal to R$ 5,000,000.00 (five million Reais);

e)                          to decide, upon proposal put forward by the Executive Board, on the Company’s capital investment projects, signing of contracts and legal transactions in general, contracting of loans, financings, or the constitution of any obligations in the name of the Company, the value of which, individually or in aggregate, is R$ 5,000,000.00 (five million Reais) or more, including injections of capital into wholly-owned subsidiaries, jointly-controlled companies and affiliated companies and the consortia in which it participates;

f)                            to call the General Meeting of Stockholders;

g)                         to monitor and inspect the management by the Executive Board, for which the Board of Directors may at any time examine the books and papers of the Company, and request information on contracts agreed or in the process of being agreed, and on any other administrative facts or actions which it deems to be of interest;

h)                         to state a prior opinion on the report of management and the accounts of the Company’s Executive Board;

i)                             to choose, annually, and to dismiss, the Company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

j)                              to authorize, upon a proposal by the Executive Board, the start of administrative proceedings for competitive bids, and proceedings for dispensation from and non-requirement of bids, and the corresponding contracts, in amounts greater than or equal to R$ 5,000,000.00 (five million Reais);

l)                             to authorize, upon proposal by the Executive Board, the filing of legal actions, administrative proceedings and entering into Court or out-of-court agreements in the amount of R$ 5,000,000.00 (five million Reais) or more;

m)                       to authorize the issue of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments;

n)                         to approve the Company’s Long-term Strategic Plan, Multi-year Strategic Implementation Plan, and Annual Budget, and any alterations or revisions thereto;

o)                         to set the directives and establish limits, including financial limits, for spending on personnel, including concession of benefits and collective work agreements, subject to the competency of the General Meeting of Stockholders and the Annual Budget approved;

p)                         to authorize the exercise of the right of preference under stockholders’ agreements or to vote in wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which the Company participates;.

q)                         to approve the declarations of vote in the General Meetings of Stockholders and the orientations for voting in the meetings of the Boards of Directors of the wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these Bylaws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan.

§ 1                                     The Company’s Long-Term Strategic Plan should contain the long-term strategic planning, grounds, targets, objectives and results to be pursued and achieved by the Company and its dividend policy, on which the plans, projections, activities, strategies, capital expenditure and expenses will be based that are to be incorporated in the multi-year Strategic Implementation Plan and the Annual Budget prepared and approved in accordance with these Bylaws.

§ 2                                     The Board of Directors, by specific resolutions, may delegate the power to authorize agreement of contracts for sales of electricity and for provision of distribution services to the Executive Board, in accordance with the legislation.

Section II

The Executive Board

Clause 13                               The Executive Board shall be made up of 8 (eight) Executive Officers, who may be stockholders, resident in Brazil, namely: the Chief Executive Officer, the Executive Vice-Chairman, the Chief Officer for Finance, Investor Relations and Control of Holdings, the Chief Corporate Management Officer, the Chief Energy Distribution and Sales Officer, the Chief Trading Officer, the Chief New Business Officer and a Chief Officer without Specific Designation, all elected and able to be dismissed at any time by General Meeting of the Sole Stockholder – Cemig, with period of office of 3 (three) years, re-election being permitted. The period of office of the Chief Officers shall extend up to the new Chief Officers elected being sworn in.

§ 1                                     The members of the Executive Board shall, obligatorily, be the respective members of the Executive Board of the sole stockholder, Cemig, and the post of Executive Officer without Specific Designation shall be occupied, also obligatorily, by the Chief Energy Generation and Transmission Officer of the sole stockholder, Cemig.

Clause 14:                            In the event of absence, leave, or resignation of the Chief Executive Officer or of the post of Chief Executive Officer being vacant, this post shall be exercised by the Executive Vice-Chairman, for as long as the period of absence or leave – or, in the event of vacancy, the impediment or resignation – lasts, until the post is filled by the Board of Directors.

§ 1                                     In the event of absence, leave, resignation or vacancy of any of the other members of the Executive Board, the Executive Board may by a majority vote attribute the exercise of the respective functions to another Executive Officer, for as long as the period of absence or leave – or, in the event of vacancy, the impediment or resignation – lasts, until the post is filled by the Board of Directors.

§ 2                                     A Chief Executive Officer or a member of the Executive Board elected in the way described in this clause shall hold the position for the remaining time of the period of office of the Executive Officer who is substituted.

Clause 15:                            The Executive Board shall meet, ordinarily, at least 2 (two) times per month and, extraordinarily, whenever called by the Chief Executive Officer or by 2 (two) Executive Officers with prior notice of at least 2 (two) days, but this notice shall not be necessary if all the Executive Officers are present. The decisions of the Executive Board shall be taken by a vote of the majority of its members, and in the event of a tie the Chief Executive Officer shall have a casting vote.

Clause 16:                              The Executive Board is responsible for the current management of the Company’s business, subject to the Company’s Multi-year Strategic Implementation Plan and the Annual Budget, prepared and approved in accordance with these Bylaws.

§ 1                                     The Company’s Multi-year Strategic Implementation Plan shall contain the plans and projections for a period of 5 (five) financial years, and must be updated at least once a year, and shall deal with the following subjects, among others:

a)                          the Company’s strategies and actions, including any project related to its objects;

b)                         the new investments and business opportunities, including those of the Company’s wholly-owned subsidiaries, jointly-controlled companies, and affiliates, and the consortia in which it participates;

c)                          the amounts to be invested or in any other way contributed from the Company’s own funds or funds of third parties;

d)                         the rates of return and profits to be obtained or generated by the Company.

§2                                        The Company’s Annual Budget shall reflect the Company’s Multi-year Strategic Implementation Plan and must give details of operational revenue and expenses, costs and capital expenditure, cash flow, the amount to be allocated to the payment of dividends, investments from the Company’s own funds or funds of third parties, and any other data that the Executive Board considers to be necessary.

§ 3                                     The Company’s Multi-year Strategic Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. Both shall be prepared, based on the Company’s Long-Term Strategic Plan, in coordination with the Chief Officer for Finance, Investor Relations and Control of Holdings, and submitted to examination by the Executive Board, and, subsequently, for approval by the Board of Directors.

§4                                        The following decisions shall require a vote by the Executive Board:

a)                          approval of the plan of organization of the Company and issuance of the corresponding rules and any changes to them;

b)                         examination and submission to the Board of Directors, for approval, of the Company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it;

c)                          examination and submission to the Board of Directors, for approval, of the Annual Budget, which must reflect the Multi-Year Strategic Implementation Plan then in force, and any revisions thereto;

d)                         decision on re-managing of investments or expenses specified in the Annual Budget which individually or in aggregate, in a single financial year, amount to less than R$ 5,000,000.00 (five million Reais) with consequent re-adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget approved;

e)                          approval of disposal of or placement of a charge upon any of the Company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 5,000,000.00 (five million Reais);

f)                            authorization of the Company’s capital expenditure projects, signing of agreements and legal transactions in general, contracting of loans and financings, or constitution of an obligation in the name of the Company, based on the Annual Budget approved, such as individually or in aggregate have values less than R$ 5,000,000.00 (five million Reais), including the injection of capital into wholly-owned subsidiaries, jointly-controlled companies, affiliated companies, and the consortia in which the Company participates, subject to the provisions of sub-clause ‘p’ of sub-item IV of Clause 17;

g)                         approval, upon proposal by the Chief Executive Officer, jointly with the Chief Officer for Finance, Investor Relations and Control of Holdings, of statements of vote in the General Meetings of Stockholders and the meetings of the Boards of Directors of the wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which the Company participates, and the decisions must obey the provisions of the Bylaws, the decisions of the Board of the Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

h)                         authorization to initiate administrative tender proceedings and proceedings for exemption from or non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 1,000,000.00 (one million Reais) and less than R$ 5,000,000.00 (five million Reais);

i)                             authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements for amounts less than R$ 5,000,000.00 (five million Reais);

j)                             authorization of provisions in the Company’s accounts, of any value, on proposal from the Chief Officer for Finance, Investor Relations and Control of Holdings;

l)                             approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of sub-clause “h” of sub-item I of Clause 17;

m)                       authorization of expenditure on personnel expenses and collective work agreements, subject to the competency of the General Meeting of Stockholders, the directives and the limits approved by the Board of Directors and the Annual Budget approved.

§ 5                                     Actions necessary for the regular functioning of the Company, signing of contracts, and other legal transactions, shall be effected by the Chief Executive Officer, jointly with one Executive Officer, or with a person holding a valid power of attorney.

§ 6                                     Powers of attorney must be granted by the Chief Executive Officer, jointly with an Executive Officer, except for the power described in sub-clause “c” of Sub-item I of Clause 17, for which only the signature of the Chief Executive Officer is required.

Clause 17                               Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the Executive Board:

I –                              To the Chief Executive Officer:

a)                          to oversee and direct the work of the Company;

b)                         to supervise the preparation and implementation of the Multi-year Strategic Implementation Plan and to develop the strategies and actions approved;

c)                          to represent the Company in the Courts, actively and passively;

d)                         to sign, jointly with one of the Executive Officers, documents which bind the Company;

e)                          to present the annual report of the Company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;

f)                            to hire and dismiss the Company’s personnel;

g)                         to manage and direct the activities of Internal Audits and Institutional Relationships, legal, communication and representation activities, the General Secretariat and the function of the Company’s Ombudsman;

h)                         to propose to the Executive Board for approval, jointly with the Chief Officer to whom the employee is linked, the nominations for posts of Superintendent of the Company;

i)                             to propose appointments for positions of management and on the Audit Boards of the Company’s wholly-owned subsidiaries, jointly-controlled companies and affiliated companies, and Forluz (Fundação Forluminas de Seguridade Social), after hearing the opinion of the Chief Officer for Finance, Investor Relations and Control of Holdings.

II –                              To the Executive Vice-Chairman:

a)                          to substitute the Chief Executive Officer if he is absent, on leave, impeded from exercising his functions, or has resigned or his post is vacant;

b)                         to propose improvement of the Company’s social responsibility and sustainability policies;

c)                          to set the policies and guidelines for the environment, technological development, alternative energy sources and technical standardization;

d)                         to co-ordinate the Company’s strategy for operations in relation to the environment, technological processes and strategic management of technology;

e)                          to coordinate and put in place the maintenance of the Company’s quality control systems;

f)                            to promote implementation of programs for the Company’s technological development;

g)                         to monitor the management of plans for compliance with the guidelines for the environment, technology and improvement of quality.

III –                            To the Chief Officer for Finance, Investor Relations and Control of Holdings:

a)                          to make available the financial resources necessary for the operation and expansion of the Company, in accordance with the Annual Budget, conducting the processes of contracting of loans and financings, and related services;

b)                         to co-ordinate the preparation and consolidation, with the participation of all the Chief Officers, of the Company’s Multi-year Strategic Implementation Plan and Annual Budget;

c)                          to arrange for economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the Chief New Business Development Officer;

d)                         to accompany the performance of the execution of investment projects, according to targets and results approved by the Management;

e)                          to carry out the accounting of, and to control, the Company’s economic-financial transactions;

f)                            to determine the cost of the service and to establish an insurance policy, as laid out in the Company’s Multi-year Strategic Implementation Plan;

g)                         to prepare the short-, medium- and long-term financial programming in detail, as specified in the Company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)                         to control the Company’s registered capital, decide policy for its shares and for corporate governance, and to suggest dividend policy;

i)                             to coordinate the preparation and negotiation of the tariffs for retail supply and distribution of electricity with the National Electricity Agency, Aneel;

j)                             to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges or over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the Company’s registrations with these institutions updated;

l)                             to represent the Company to the CVM, stock exchanges and other entities of the capital markets;

m)                       to arrange for the financial and corporate management of the Company’s holdings in the wholly-owned subsidiaries, subsidiaries and affiliates, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these Bylaws;

n)                         to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency defined in these Bylaws, injections of capital, exercise of the right of preference and the making of voting agreements in the wholly-owned subsidiaries, jointly-controlled companies and affiliated companies and in the consortia in which the Company participates;

o)                         to take part in negotiations that involve the constitution or alteration of corporate documents of the holdings referred to in the previous sub-clause;

p)                         to coordinate the processes of sale of stockholdings owned by the Company, by its wholly-owned subsidiaries, jointly-controlled companies and affiliated companies, upon prior legislative authorization and approval by the Board of Directors.

IV –                         To the Chief Corporate Management Officer:

a)                          to ensure the provision of appropriate personnel to the Company;

b)                         to decide the Company’s human resources policy and to orient and promote its application;

c)                          to orient and conduct activities related to organizational studies and their documentation;

d)                         to decide, conduct and supervise the Company’s telecommunications and information technology policy;

e)                          to plan, put in place and maintain the Company’s telecommunications and information technology systems;

f)                            to decide policies and rules on support services such as transport, administrative communication, security guards, and provision of adequate quality in the workplace for the Company’s personnel;

g)                         to provide the Company with infrastructure and administrative support resources and services;

h)                         to coordinate the policies, processes and means of property security, work safety and security guarding approved by the Company;

i)                             to carry out the negotiations of collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)                             to manage the process of contracting of works and services and of acquisition and disposal of materials and real estate property;

l)                             to effect quality control of the material acquired and of the qualification of contracted service providers;

m)                       to administer and control the stock of material, separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

n)                         to arrange for and implement programs to increase, develop, perfect and continually improve suppliers of materials and services of interest to the Company, alone or in cooperation with other Chief Officers’ Departments or development agencies and industry associations, in the ambit of the State of Minas Gerais;

o)                         to conduct corporate management programs and environmental actions within the scope of this Department;

p)                         to authorize initiation of administrative tender proceedings and proceedings for exemption or non-requirement for tenders, and the corresponding contracts, in amounts up to R$ 1,000,000.00 (one million Reais);

q)                         to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company, appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

r)                            to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator;

s)                          to present to the Executive Board the assessments received from a leadership succession development program put in place by the Company, for the purpose of assisting the Executive Board in making its decisions on appointments of employees to management posts.

V –                         To the Chief Distribution and Sales Officer:

a)                          to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the Company’s distribution systems;

b)                         to prepare the planning of the Company’s distribution system;

c)                          to manage the implementation of the distribution facilities, including preparation and execution of projects, construction and assembly;

d)                         to operate and maintain the Company’s systems of distribution and the associated systems of supervision and long-distance control;

e)                          to manage the Company’s Work Safety Policy within the scope of its activities;

f)                            to formulate and implement the policies for service to consumers served by this Department;

g)                         to develop programs and actions with captive consumers with demand lower than 500 kW, with a view to the most efficient use of electricity;

h)                         to establish commercial relationships with and coordinate the sale of electricity and services to captive consumers with demand lower than 500 kW;

i)                             to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)                             to represent the Company in the Brazilian Electricity Distributors’ Association (Abradee) and with other entities of the distribution sector;

l)                             to ensure the physical security of the distribution facilities, establishing policies and guidelines and managing the asset security of these facilities;

m)                       to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods that aim for improvement of quality and reduction of the cost of those activities.

VI –                         To the Chief Trading Officer:

a)                          to carry out research, studies, analyses and projections of interest to the Company;

b)                         to coordinate the planning and execution of the purchase of electricity to serve the Company’s market;

c)                          to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings in all the segments of markets specialized in energy;

d)                         to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of the chamber, and to represent the Company in relations with the other entities trading electricity;

e)                          to coordinate the establishment of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

f)                            to establish commercial relations with and coordinate sales of electricity and services to individual consumers or groups of consumers served at voltages greater than or equal to 2.3kV and contracted demand greater than or equal to 500kW, and also business groups;

g)                         to identify, measure and manage the risks associated with the trading of electricity;

h)                         to negotiate and manage the commercial transactions involved in transport and connection of any party accessing the distribution system;

i)                             to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS) and for connection to the Distribution System with the transmission companies;

j)                             to manage, in coordination with the Chief New Business Development Officer, the trading of the Company’s carbon credits.

VII –                       To the Chief New Business Development Officer:

a)                          to arrange prospecting, analysis and development of new business of the Company in the areas of generation, transmission and distribution of electricity, transport and gas distribution, and also in other activities directly or indirectly related to the Company’s objects;

b)                         to arrange for technical, economic-financial, and environmental feasibility studies of new business projects for the Company, in coordination with the Chief Officers’ Departments related to the said businesses;

c)                          to coordinate negotiations and implement partnerships, consortia, special-purpose companies and other forms of association with public or private companies such as are necessary for the development of new business, and also the negotiation of contracts and corporate documents for these projects;

d)                         to coordinate the participation of the Company in tender proceedings for obtaining grants of concessions in all the areas of its operations;

e)                          to coordinate, evaluate and structure the opportunities for acquisition of new assets in the electricity sector and the sector of transport and distribution of gas;

f)                            to arrange for prospecting and analysis, within the Company, of business opportunities related to the use of carbon credits;

g)                         to consolidate the planning of expansion of the generation, transmission and distribution systems;

h)                         to consolidate the Company’s Program for Capital Investment in generation, transmission and distribution;

i)                             to represent the Company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

j)                             to carry out environmental programs and actions within the area related to this Chief Officer’s Department;

l)                             to accompany, within the Company, the energy planning of the State of Minas Gerais.

VIII –                      To the Chief Officer without specific designation:

a)                          to carry out all the acts specifically provided for in the legislation and these Bylaws, and the activities attributed to him by the Board of Directors.

§ 1                                     The competencies of representation before technical and administrative bodies and associations granted to the Chief Officers under this Clause do not exclude the Chief Executive Officer’s competency of representation, nor the need for obedience to the provisions in these Bylaws in relation to prior obtaining of authorizations from the management bodies to contract obligations in the name of the Company.

§ 2                                     As well as the exercise of the attributions herein specified and demanded by law, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the Company.

§ 3                                     The projects developed by the Company in the area of the Chief New Business Development Officer’s Department, once structured and constituted, should be assumed by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws.

§ 4                                     It is the competency of each Chief Officer, within the area of his operation, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.

CHAPTER V

The Audit Board

Clause 18:                            The Audit Board, the inspection body of the Company, shall function permanently, and shall be chaired by the Chairman of the Audit Board of the sole stockholder, Cemig, and shall have a total of between 2 (two) and 4 (four) other sitting members, and their respective substitute members, all members of the Audit Board of the sole stockholder, Cemig, elected annually by the sole stockholder, Cemig, and able to be re-elected.

§1                                        The Chairman of the Audit Board shall call and conduct the meetings.

§2                                        In the event of resignation of position, death or impediment, a member of the Audit Board shall be replaced by his respective substitute, until the new member is elected, and such member shall be chosen by the same party that appointed the substitute.

§3                                        Remuneration of members of the Company’s Audit Board who are also members of the management bodies of the sole stockholder, Cemig, is not allowed.

Clause19:                               The responsibilities and powers of the Audit Board are those set by the Corporate Law.

CHAPTER VI

The business year

Clause 20:                            The business year shall coincide with the calendar year, closing on December 31 of each year, when the financial statements shall be prepared, in accordance with the relevant legislation. Financial statements may be prepared for periods of six months or shorter periods.

Clause 21                               Prior to the deduction of any sharing in results, the following shall be deducted from the result for the business year: retained losses, the provision for income tax, the Social Contribution on Net Profit and, successively, the profit shares of the employees and the managers.

§ 1                                     The net profit ascertained in each business year shall be allocated as follows:

a)                          5% (five percent) to the legal reserve, up to the limit specified by law;

b)                         50% (fifty per cent), at least, shall be distributed as obligatory dividends, to the Sole Stockholder – Cemig, subject to the other terms of these Bylaws and the applicable legislation; and

c)                          the balance, after retention of the amounts destined for the capital expenditure planned in a capital budget and/or capital expenditure budget prepared in accordance with the Company’s Long-Term Strategic Plan and approved by the Board of Directors of the sole stockholder, Cemig, shall be distributed to the sole stockholder, Cemig as dividends and/or Interest on Equity, subject to the availability of free cash.

Clause 22:                            Without prejudice to the obligatory dividend, every two years, starting from the business year of 2005, or more frequently if the Company’s availability of cash so permits, the Company shall use the profit reserve specified by sub-clause “c” of Clause 21 of these Bylaws for the distribution of extraordinary dividends, up to the limit of cash available, as determined by the Board of Directors, in obedience to the Company’s Long-term Strategic Plan and the Dividend Policy contained therein.

Clause 23:                            The Board of Directors may declare interim dividends, in the form of Interest on Equity, to be applied to the account of retained earnings, profit reserves or profit ascertained in six-monthly or interim financial statements.

§ 1                                     The amounts paid or credited as Interest on Equity shall, in accordance with the relevant legislation, be imputed to the amount of the obligatory dividend or the dividend payable under the Bylaws to the preferred shares, being for all purposes of law a part of the amount of the dividends distributed by the Company.

Clause 24:                            The dividends declared, whether obligatory or extraordinary, shall be paid in 2 (two) equal installments, the first by 30 June and the second by 30 December of each year, and the Executive Board shall decide the location and processes of payment, subject to these periods.

§ 1                                     Dividends not claimed within a period of 3 (three) years from the date on which they are placed at the disposal of the stockholder shall revert to the benefit of the Company.

Clause 25                               The employees have the right to a share in the profits or results of the Company, upon the criteria defined by the Executive Board based on the guidelines approved by the Board of Directors and limits set by the General Meeting of Stockholders, in accordance with the specific legislation.

Clause 26                               It is the competency of the General Meeting of Stockholders to set, annually, the limits to sharing by the managers in the profits of the Company, subject to the provisions of the sole sub-paragraph of Article 190 of Law 6404 of December 15, 1976.

CHAPTER VII

Responsibilities of the management officers

Clause 27                               The management officers are responsible to the Company and to third parties for the actions which they take in the exercise of their functions, as specified by the law and by these Bylaws.

Clause 28                               The Company shall provide to the members of the Board of Directors, the Audit Board and the Executive Board, defense in Court and/or administrative proceedings in which they are parties on the Plaintiff or Defendant side, during or after their periods of office, for actions or events related to the exercise of their specific functions and which do not violate legal provisions or the provisions of the Bylaws.

§ 1                                     The guarantee given in the head paragraph of this Clause extends to employees who legally carry out actions by delegation from the Company’s management officers.

§ 2                                     The Company shall contract third-party liability insurance to cover expenses of proceedings, fees of counsel and indemnities arising from the legal and administrative proceedings referred to in the head paragraph of this Clause, upon decision by the Board of Directors.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

BYLAWS

CHAPTER I

Name, constitution, objects, head office and duration

Clause 1:                                  Companhia Energética de Minas Gerais – Cemig, constituted on 22 May 1952 as a corporation with mixed private and public sector stockholdings, is governed by these Bylaws and by the applicable legislation, and its objects are: to build, operate and carry out commercial transactions with systems of generation, transmission, distribution and sale of electricity, and related services; to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation; to provide consultancy services within its field of operation to companies in and outside Brazil; and to carry out activities directly or indirectly related to its objects.

§ 1                                     The activities specified in this Clause may be exercised directly by Cemig or, as intermediary, by companies constituted by it or in which it may hold a majority or minority stockholding interest, upon decision by the Board of Directors, under State Laws 828 of December 14, 1951, 8655 of September 18, 1984 and 15290 of August 4, 2004.

§ 2                                     The State of Minas Gerais is guaranteed participation in the decisions of the wholly-owned subsidiaries and companies controlled by the Company, so as to preserve its condition of controlling stockholder, in accordance with the Constitution of the State of Minas Gerais and the legislation in force.

Clause 2:                                  The Company shall have its head office and management in Belo Horizonte, capital city of the state of Minas Gerais, Brazil, and may open offices, representations and any other establishments in or outside Brazil on authorization by the Executive Board.

Clause 3:                                  The Company shall have indeterminate duration.

CHAPTER II

Capital and shares

Clause 4:                                  The Company’s registered capital is R$ 2,432,307,280.00 (two billion, four hundred and thirty two million, three hundred and seven thousand, two hundred and eighty Reais), represented by:

a)                         212,622,503 (two hundred and twelve million, six hundred and twenty-two thousand, five hundred and three) nominal common shares each with nominal value of R$ 50.00; and

b)                        273,838,953 (two hundred and seventy three million, eight hundred and thirty eight thousand, nine hundred and fifty three) nominal preferred shares with nominal value R$ 50.00 each.

§ 1                                      The right to vote shall be reserved exclusively for the common shares, and each common share shall have the right to one vote in decisions of General Meetings of Stockholders.

Clause 5:                                  The preferred shares shall have right of preference in the event of reimbursement of shares and shall have the right to a minimum annual dividend of the greater of the following amounts:

a)                         10% (ten percent) of their par value; or

b)                        3% (three percent) of the value of stockholders’ equity corresponding to the shares.

Clause 6:                                  The common shares and the preferred shares shall have equal rights to distribution of bonuses.

§ 1                                     Capitalization of monetary adjustment to the value of the registered capital shall require a decision by the General Meeting of Stockholders, but shall be obligatory when the limit specified in Section 297 of Law 6404 of 15 December 1976 has been reached.

Clause 7:                                  In any business year in which the Company does not obtain sufficient profit to pay dividends to its stockholders, the State of Minas Gerais will guarantee to the shares issued by the Company up to August 5, 2004 and held by individual persons a minimum dividend of 6% (six percent) per year, in accordance with Clause 9 of State Law 828 of 14 December 1951, and State Law 15290 of 4 August 2004.

Clause 8:                                  The State of Minas Gerais shall at all times obligatorily be the owner of the majority of the shares carrying the right to vote, and the capital subscribed by it shall be paid in in accordance with the legislation from time to time in force. The capital subscribed by other parties, whether individuals or

Bylaws – as altered by the Extraordinary General Meeting of Stockholders of October 17, 2007.

Cemig General Secretariat Office – (SG)

legal entities, shall be paid in as specified by the General Meeting of Stockholders which decides on the subject.

§ 1                                     The Executive Board may, in order to obey a decision by a General Meeting of Stockholders, suspend the services of transfer and registry of shares, subject to the legislation from time to time in force.

§ 2                                    Stockholders shall have the right of preference in subscription of increases of capital and in the issue of the Company’s securities, in accordance with the applicable legislation. There shall, however, be no right of preference when the increase in the registered capital is paid with funds arising from tax incentive systems, subject to the terms of the sole sub-paragraph of Section 172 of Law 6404 of 15 December 1976.

CHAPTER III

The General Meeting of Stockholders

Clause 9:                                  The General Meeting of Stockholders shall be held, ordinarily, within the first 4 (four) months of the year, for the purposes specified by law, and extraordinarily whenever necessary, and shall be called with minimum advance notice of 15 (fifteen) days, and the terms of these Bylaws and the relevant legislation shall be obeyed in its convocation, opening and decisions.

§ 1                                    The stockholder may be represented in General Meetings of Stockholders in the manner specified in Section 126 of Law 6404, as amended, by showing at the time of the meeting, or by previously depositing at the Company’s head office, proof of ownership of the shares, issued by the depositary financial institution, accompanied by the proxy’s identity document and a power of attorney with special powers.

Clause 10:                            The ordinary or extraordinary General Meeting of Stockholders shall be chaired by a stockholder elected by the General Meeting from among those present, who shall choose one or more secretaries.

CHAPTER IV

Management of the Company

Clause 11:                            Management of the Company shall be exercised by a Board of Directors and an Executive Board.

§ 1                                    The structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., with the exception that only the wholly-owned subsidiaries of Cemig Distribuição S.A. shall have a Chief Distribution Sales Officer, and only Cemig Geração e Transmissão S.A. shall have a Chief Generation and Transmission Officer.

§ 2                                    The Board of Directors and the Executive Board, in the management of the Company, the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., and of the other wholly-owned subsidiaries, jointly-controlled companies and affiliates, and of the consortia in which it directly or indirectly participates, must obey the provisions of the Company’s Long-term Strategic Plan, especially the dividend policy therein stated, as approved by the Board of Directors.

§ 3                                    The Strategic Plan shall contain the long-term strategic planning, bases, targets, objectives and results to be followed and achieved by the Company and its dividend policy, and must obey the commitments and requirements specified in §5 below.

§ 4                                    The Long-term Strategic Plan shall be revised annually by the Executive Board and approved by the Board of Directors and shall be reflected in all the plans, projections, activities, strategies, investments and expenses of the Company and its wholly-owned subsidiaries, jointly-controlled companies and affiliated companies and the consortia in which it directly or indirectly participates, including the multi-year Strategic Implementation Plan and the Annual Budget, which must be approved by the Board of Directors.

§ 5                                    In managing the Company and in the exercise of the right to vote in wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and consortia, the Board of Directors and the Executive Board shall faithfully obey and comply with the following targets:

a)                         to keep the Company’s consolidated indebtedness equal to or less than 2 (two) times the Company’s Ebitda (earnings before interest, taxes, depreciation and amortization);

b)                        to limit the consolidated ratio Net debt / (Net debt + Stockholders’ equity) to 40% (forty per cent);

c)                         to limit the consolidated balance of funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to the equivalent of a maximum of 5% (five per cent) of the Company’s Ebitda (earnings before interest, taxes, depreciation and amortization)

d)                        to limit the consolidated amount of funds destined to capital expenditure and the acquisition of any assets, in each business year, to the equivalent of a maximum of 40% (forty per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

e)                         to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or more than those specified in the Company’s Long-term Strategic Plan, subject to the legal obligations;

f)                           to maintain the expenses of the wholly-owned subsidiary Cemig Distribuição S.A. and of any subsidiary which operates in distribution of electricity at amounts not greater than the amounts recognized in the tariff adjustments and reviews;

g)                        to maintain the revenues of the wholly-owned subsidiary Cemig Distribuição S.A. and those of any subsidiary which operates in distribution at the amounts recognized in the tariff adjustments and reviews.

§ 6                                    The targets specified in § 5 above shall be calculated on the consolidated basis, including the Company and its permanent investments in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., and in jointly-controlled companies, affiliated companies and consortia.

§ 7                                    The targets established in sub-clauses “a”, “b”, “c” and “d” of § 5 above may be exceeded for reasons related to temporarily prevailing conditions, upon justification, with grounds, and prior specific approval by the Board of Directors, up to the following limits:

a)                         the Company’s consolidated debt to be less than or equal to 2.5 (two point five) times the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

b)                        the consolidated ratio of Net debt / (Net debt + Stockholders’ equity) to be limited to 50% (fifty per cent);

c)                         the consolidated balance of the funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to be the equivalent of a maximum of 10% (ten per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

d)                        the consolidated amount of the funds allocated to capital expenditure and to the acquisition of any assets, only in the business years of 2006 and 2007, shall be limited to maximum values of 65% (sixty-five per cent) and 55% (fifty-five per cent), respectively, of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization).

Section I

The Board of Directors

Clause 12:                            The Company’s Board of Directors shall be made up of 14 (fourteen) members and an equal number of substitute members. One of the members shall be its Chairman and another its Vice-Chairman, all being subject to election and dismissal at any time by the General Meeting of Stockholders, for a period of office of 3 (three) years, and able to be reelected.

§ 1                                    The substitute members shall substitute the respective members of the Board if the latter are absent or impeded from exercising their functions and, in the event of a vacancy, shall do so until a new member is elected.

§ 2                                    The global or individual amount of the remuneration of the Board of Directors shall be fixed by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

§ 3                                    The minority holders of common shares, and the holders of preferred shares, each have the right to elect 1 (one) member of the Board of Directors, in a separate vote, according to law.

§ 4                                    The Boards of Directors of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. shall, obligatorily, be composed of the members or substitute members elected to the Board of Directors of the Company.

Clause 13:                            In the event of a vacancy on the Board of Directors, the first General Meeting of Stockholders shall elect a new member, for the period of office which was remaining to the previous member.

§ 1                                    In this event, if the previous Board member was elected by a minority, the new member shall be elected by the same minority.

Clause 14:                            The Board of Directors shall meet, ordinarily, every 2 (two) months and, extraordinarily, on convocation by its Chairman, or its Vice-Chairman, or one-third of its members, or when requested by the Executive Board, and decisions taken shall be valid when the majority of its members are present.

§ 1                                    The meetings of the Board of Directors shall be called by its Chairman or its Vice-Chairman, by written advice sent with 5 (five) days’ notice, containing the agenda to be discussed. Meetings of the Board of Directors called on the basis of urgency may be called by its Chairman without being subject to the above-mentioned period provided the other members of the Board are unequivocally aware of the convocation.

§ 2                                    Decisions of the Board of Directors shall be taken by the majority of the votes of the board members present, and in the event of equality of votes the Chairman shall have the casting vote.

Clause 15:                            The Chairman of the Board of Directors has the competency to grant leave to the Board’s members, and the other members of the Board have the competency to grant leave to the Chairman.

Clause 16:                            The Chairman and Vice-Chairman of the Board of Directors shall be chosen by their peers, at the first meeting of the Board of Directors that takes place after the election of its members, and the Vice-Chairman shall take the place of the Chairman when the Chairman is absent or impeded from exercising his functions.

Clause 17:                            The Board of Directors shall have the following attributions:

a)                         to fix the general orientation of the Company’s business;

b)                        to elect or dismiss the Executive Officers of the Company, subject to these Bylaws;

c)                         to decide, prior to the Company entering into them, on contracts between the Company and any of its stockholders, or companies which are sole or joint controlling stockholders of any of its stockholders;

d)                        to decide, upon proposal by the Executive Board, on disposal or placement of a charge on any of the Company’s property, plant or equipment, and on the giving by the Company of any guarantee to any third parties of which the individual value is greater than or equal to R$ 5,000,000.00 (five million Reais);

e)                         to decide, upon proposal put forward by the Executive Board, on the Company’s capital investment projects, signing of contracts and legal transactions in general, contracting of loans, financings, or the constitution of any obligations in the name of the Company the value of which, individually or jointly, is R$ 5,000,000.00 (five million Reais) or more, including injections of capital into wholly-owned subsidiaries, jointly-controlled companies and affiliated companies and the consortia in which it participates;

f)                           to call the General Meeting of Stockholders;

g)                        to monitor and inspect the management by the Executive Board, for which purpose the Board of Directors may, at any time, examine the books and papers of the Company, and request information on contracts agreed or in the process of being agreed, and on any other administrative facts or actions which it deems to be of interest;

h)                        to state prior opinion on the report of management and the accounts of the Company’s Executive Board;

i)                            to choose, annually, and to dismiss, the Company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

j)                            to authorize, upon a proposal by the Executive Board, the start of administrative proceedings for competitive bids, and proceedings for dispensation from and non-requirement of bids, and the corresponding contracts, in amounts greater than or equal to R$ 5,000,000.00 (five million Reais);

l)                            to authorize, upon proposal by the Executive Board, the filing of legal actions, administrative proceedings, and entering into Court and out-of-court agreements whose value is R$ 5,000,000.00 (five million Reais) or more;

m)                      to authorize the issue of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments;

n)                        to approve the Company’s Long-term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget, and any alterations or revisions thereto;

o)                        annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective work agreements, subject to the competency of the General Meeting of Stockholders and in obedience to the Annual Budget approved;

p)                        to authorize the exercise of the right of preference under stockholders’ agreements or to vote in wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders;

q)                        to approve the declarations of vote in the General Meetings of Stockholders and the orientations for voting in the meetings of the Boards of Directors of the wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these Bylaws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan.

§ 1                                    The Board of Directors, by specific resolutions, may delegate the power to authorize agreement of contracts for sales of electricity and for provision of distribution or transmission services to the Executive Board, in accordance with the legislation.

Section II

The Executive Board

Clause 18:                            The Executive Board shall be made up of 8 (eight) Executive Officers, who may be stockholders, elected by the Board of Directors, namely: the Chief Executive Officer; an Executive Vice-Chairman; a Chief Officer for Finance, Investor Relations and Control of Holdings; a Chief Corporate Management Officer; a Chief Distribution and Sales Officer; a Chief Generation and Transmission Officer; a Chief Trading Officer; and a Chief New Business Development Officer.

§ 1                                    The period of office of the Executive Officers shall be 3 (three) years, and re-election is permitted. The Executive Officers shall remain in their posts until their duly elected successors take office.

§ 2                                    The global or individual amount of the remuneration of the Executive Board, including benefits of any type, shall be fixed by the General Meeting of Stockholders, in accordance with the legislation currently in effect.

§ 3                                    The Directors shall exercise their positions as full-time occupations in the regime of exclusive dedication to the service of the Company. They may at the same time hold and exercise non-remunerated positions in the management of the Company’s wholly-owned subsidiaries, jointly-controlled companies or affiliated companies, at the option of the Board of Directors. They shall, however, obligatorily exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

§ 4                                    Executive Officers who are not employees shall have the right to an annual period of not more than 30 (thirty) days’ remunerated leave. This leave may not be accumulated into the subsequent year, and its remuneration shall be augmented by one-third of the monthly remuneration currently in effect. This leave shall be given by the Chief Executive Officer, whose own leave shall be given by the Board of Directors.

Clause 19:                            In the event of absence, leave, or resignation of the Chief Executive Officer or of the post of Chief Executive Officer being vacant, this post shall be exercised by the Executive Vice-Chairman, for as long as the period of absence or leave – or, in the event of vacancy, the impediment or resignation – lasts, until the post is filled by the Board of Directors.

§ 1                                    In the event of absence, leave, resignation or vacancy of any of the other members of the Executive Board, the Executive Board may by a majority vote attribute the exercise of the respective functions to another Executive Officer, for as long as the period of absence or leave – or, in the event of vacancy, the impediment or resignation – lasts, until the post is filled by the Board of Directors.

§ 2                                    A Chief Executive Officer or a member of the Executive Board elected in the way described in this clause shall hold the position for the remaining time of the period of office of the Executive Officer who is substituted.

Clause 20:                            The Executive Board shall meet, ordinarily, at least 2 (two) times per month and, extraordinarily, whenever called by the Chief Executive Officer or by 2 (two) Executive Officers with prior notice of at least 2 (two) days, but this notice shall not be necessary if all the Executive Officers are present. Unless stated to the contrary in the Bylaws, the decisions of the Executive Board shall be taken by a vote of the majority of its members, and in the event of a tie the Chief Executive Officer shall have a casting vote and the Board of Directors must be advised that the casting vote has been used.

Clause 21:                            The Executive Board is responsible for the current management of the Company’s business, subject to the Long-term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget, prepared and approved in accordance with these Bylaws.

§ 1                                    The Company’s Multi-year Strategic Implementation Plan shall reflect the Company’s Long-term Strategic Plan and contain the plans and projections for a period of 5 (five) financial years, and must be updated at least once a year, and shall deal in detail with the following subjects, among others:

a)                         the Company’s strategies and actions, including any project related to its objects;

b)                        the new investments and business opportunities, including those of the Company’s wholly-owned subsidiaries, jointly-controlled companies, and affiliated companies and the consortia in which it participates;

c)                         the amounts to be invested or in any other way contributed from the Company’s own funds or funds of third parties;

d)                        the rates of return and profits to be obtained or generated by the Company.

§ 2                                    The Company’s Annual Budget shall reflect the Company’s Multi-year Strategic Implementation Plan and, consequently, the Long-term Strategic Plan and must give details of operational revenue and expenses, costs and capital expenditure, cash flow, the amount to be allocated to the payment of dividends, investments of cash from the Company’s own funds or funds of third parties, and any other data that the Executive Board considers to be necessary.

§ 3                                    The Company’s Multi-year Strategic Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. Both shall be prepared in coordination with the Chief Officer for Finance, Investor Relations and Control of Holdings and submitted to examination by the Executive Board, and, subsequently, for approval by the Board of Directors.

§ 4                                    The following decisions shall require a vote by the Executive Board:

a)                         approval of the plan of organization of the Company and issuance of the corresponding rules and any changes to them;

b)                        examination and submission to the Board of Directors, for approval, of the Company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it;

c)                         examination and submission to the Board of Directors for approval of the Annual Budget, which shall reflect the multi-year Strategic Implementation Plan at that time in force, and any revisions of it;

d)                        decision on re-managing of investments or capital expenditure specified in the Annual Budget which amount, individually or in aggregate during a single financial year, to less than R$ 5,000,000.00 (five million Reais), with consequent re-adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget;

e)                         approval of disposal of or placement of a charge upon any of the Company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 5,000,000.00 (five million Reais);

f)                           authorization of the Company’s capital expenditure projects, signing of agreements and legal transactions in general, contracting of loans and financings, or constitution of an obligation in the name of the Company, based on the Annual Budget approved, such as individually or in aggregate have values less than R$ 5,000,000.00 (five million Reais), including the injection of capital into wholly-owned subsidiaries, jointly-controlled companies, affiliated companies, and the consortia in which the Company participates, subject to the provisions of sub-clause ‘p’ of sub-item IV of Clause 22;

g)                        approval, upon proposal by the Chief Executive Officer, jointly with the Chief Officer for Finance, Investor Relations and Control of Holdings, of the statements of vote in the General Meetings of Stockholders and the meetings of the Boards of Directors of the wholly-owned subsidiaries, jointly-controlled companies, affiliated companies and the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and

Cemig Geração e Transmissão S.A., for which the competence to decide on these matters shall be that of the General Meeting of Stockholders, and the decision must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the multi-year Strategic Implement Plan;

h)                        authorization to initiate administrative tender proceedings and proceedings for exemption from or non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 1,000,000.00 (one million Reais) and less than R$ 5,000,000.00 (five million Reais);

i)                            authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements for amounts less than R$ 5,000,000.00 (five million Reais);

j)                            authorization of provisions in the Company’s accounts, of any value, on proposal from the Chief Officer for Finance, Investor Relations and Control of Holdings;

l)                            approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of sub-clause “h” of sub-item I of Clause 22;

m)                      authorization of expenditure on personnel expenses and collective work agreements, subject to the competency of the General Meeting of Stockholders, the directives and limits approved by the Board of Directors, and the Annual Budget approved.

§ 5                                    Actions necessary for the regular functioning of the Company, signing of contracts, and other legal transactions, shall be effected by the Chief Executive Officer, jointly with one Executive Officer, or with a person holding a valid power of attorney.

§ 6                                    Powers of attorney must be granted by the Chief Executive Officer, jointly with an Executive Officer, except for the power described in sub-clause “c” of Sub-item I of Clause 22, for which only the signature of the Chief Executive Officer is required.

Clause 22:                            Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the Executive Board:

I –                        To the Chief Executive Officer:

a)                         to oversee and direct the work of the Company;

b)                        to supervise the preparation and implementation of the Multi-year Strategic Implementation Plan and to develop the strategies and actions approved;

c)                         to represent the Company in the Courts, actively and passively;

d)                        to sign, jointly with one of the Executive Officers, documents which bind the Company;

e)                         to present the annual report of the Company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;

f)                           to hire and dismiss the Company’s personnel;

g)                        to manage and direct the activities of Internal Audits and Institutional Relationships, legal, communication and representation activities, the General Secretariat and the function of the Company’s Ombudsman;

h)                        to propose to the Executive Board for approval, jointly with the Chief Officer to whom the employee is linked, nominations for posts of Superintendent of the Company;

i)                            to propose appointments for positions of management and on the Audit Boards of the wholly- owned subsidiaries, jointly-controlled companies and affiliated companies, and also Forluz (Fundação Forluminas de Seguridade Social) after hearing the opinion of the Chief Officer for Finance, Investor Relations and Control of Holdings, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the provisions of paragraph 4 of Clause 12 and paragraph 3 of Clause 18 of these Bylaws prevail.

II –                    To the Executive Vice-Chairman:

a)                         to substitute the Chief Executive Officer if he is absent, on leave, temporarily impeded from exercising his functions, or has resigned or his post is vacant;

b)                        to promote improvement of the Company’s social responsibility and sustainability policies;

c)                         to set the policies and guidelines for the environment, technological development, alternative energy sources and technical standardization;

d)                        to co-ordinate the Company’s strategy for operations in relation to social responsibility and the environment, technological processes and strategic management of technology;

e)                         to coordinate and put in place the maintenance of the Company’s quality control systems;

f)                           to promote implementation of programs for the Company’s technological development;

g)                        to monitor the management of plans for compliance with the guidelines for the environment, technology and improvement of quality.

III –                To the Chief Officer for Finance, Investor Relations and Control of Holdings:

a)                         to make available the financial resources necessary for the operation and expansion of the Company, in accordance with the Annual Budget, conducting the processes of contracting of loans and financings, and related services;

b)                        to co-ordinate the preparation and consolidation, with the participation of all the Chief Officers, of the Company’s Multi-year Strategic Implementation Plan and Annual Budget;

c)                         to arrange for economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the Chief New Business Development Officer;

d)                        to accompany the performance of the execution of investment projects, according to targets and results approved by the Management;

e)                         to carry out the accounting of, and to control, the Company’s economic-financial transactions;

f)                           to determine the cost of the service and to establish an insurance policy, as laid out in the Company’s Multi-year Strategic Implementation Plan;

g)                        to prepare the short-, medium- and long-term financial programming in detail, as specified in the Company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)                        to control the Company’s registered capital, decide policy for its shares and for corporate governance, and to suggest dividend policy;

i)                            to coordinate the preparation and negotiation of the tariffs for retail supply and distribution of electricity, and the revenues from transmission, with the National Electricity Agency, Aneel;

j)                            to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges or over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the Company’s registrations with these institutions updated;

l)                            to represent the Company to the CVM, stock exchanges and other entities of the capital markets;

m)                      to arrange for the financial and corporate management of the Company’s holdings in the wholly- owned subsidiaries, subsidiaries and affiliates, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these Bylaws;

n)                        to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency defined in these Bylaws, injections of capital, exercise of the right of preference and the making of voting agreements in the wholly- owned subsidiaries, jointly-controlled companies, and affiliated companies and in the consortia in which the Company participates;

o)                        to take part in negotiations that involve the constitution or alteration of corporate documents of the holdings referred to in the previous sub-clause;

p)                        to coordinate the processes of sale of stockholdings owned by the Company, by its wholly-owned subsidiaries, jointly-controlled companies and affiliated companies, upon prior legislative authorization and approval by the Board of Directors.

IV –               To the Chief Corporate Management Officer:

a)                         to ensure the provision of appropriate personnel to the Company;

b)                        to decide the Company’s human resources policy and to orient and promote its application;

c)                         to orient and conduct activities related to organizational studies and their documentation;

d)                        to decide, conduct and supervise the Company’s telecommunications and information technology policy;

e)                         to plan, put in place and maintain the Company’s telecommunications and information technology systems;

f)                           to decide policies and rules on support services such as transport, administrative communication, security guards, and provision of adequate quality in the workplace for the Company’s personnel;

g)                        to provide the Company with infrastructure and administrative support resources and services;

h)                        to coordinate the policies, processes and means of property security, work safety and security guarding approved by the Company;

i)                            to carry out the negotiations of collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)                            to manage the process of contracting of works and services and of acquisition and disposal of materials and real estate property;

l)                            to effect quality control of the material acquired and of the qualification of contracted service providers;

m)                      to administer and control the stock of material, and separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

n)                        to arrange for and implement programs to increase, develop, perfect and continually improve suppliers of materials and services of interest to the Company, alone or in cooperation with other Chief Officers’ Departments or development agencies and industry associations, in the ambit of the State of Minas Gerais;

o)                        to conduct corporate management programs and environmental actions within the scope of his Department;

p)                        to authorize initiation of administrative tender proceedings and proceedings for exemption from or non-requirement for tenders, and the corresponding contracts, in amounts up to R$ 1,000,000.00 (one million Reais);

q)                        to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

r)                           to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company and of the other companies involved in the negotiations, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator;

s)                         to present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of assisting the Executive Board in making its decisions on appointments of employees to management posts.

V –                   To the Chief Distribution and Sales Officer:

a)                         to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the Company’s distribution systems;

b)                        to prepare the planning of the Company’s distribution system;

c)                         to manage the implementation of the distribution facilities, including preparation and execution of projects, construction and assembly;

d)                        to operate and maintain the Company’s systems of distribution and the associated systems of supervision and long-distance control;

e)                         to manage the Company’s Work Safety Policy in the ambit of its activities;

f)                           to formulate and implement the policies for service to consumers served by this Department;

g)                        to develop programs and actions with captive consumers with demand lower than 500 kW, with a view to the most efficient use of electricity;

h)                        to establish commercial relationships with and coordinate the sale of electricity and services to captive consumers with demand lower than 500 kW;

i)                            to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)                            to represent the Company in the Brazilian Electricity Distributors’ Association (Abradee) and with other entities of the distribution sector;

l)                            to ensure the physical security of the distribution facilities, establishing policies and guidelines and managing the asset security of these facilities;

m)                      to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods that aim for improvement of quality and reduction of the cost of those activities.

VI –               To the Chief Energy Generation and Transmission Officer:

a)                         to make continuous efforts on behalf of the quality of supply of electricity to consumers that are directly linked to the transmission system;

b)                        to prepare the planning of generation and transmission;

c)                         to operate and maintain the systems of generation and transmission and the associated systems of supervision and long-distance control;

d)                        to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

e)                         to develop and conduct hydro-meteorological activities of interest to the Company;

f)                           to manage the operations arising from interconnection of the Company’s electricity transmission system with those of other companies, and the connections of agents to the Company’s basic network;

g)                        to represent the Company in relations with the National System Operator (ONS), the Brazilian Electricity Generators’ Association (Abragee) and other entities representing the electricity, generation and transmission sector;

h)                        to manage the Company’s central laboratories and workshops;

i)                            to coordinate and put in place projects for refurbishment, modernization, improvement, reactivation and de-activation of the generation and transmission facilities;

j)                            to propose and implement measures that aim to ensure connectivity of the various agents of the electricity system, linked to the Company’s transmission system;

l)                            to ensure the physical security of the generation and transmission facilities, establishing policies and guidelines and managing the asset security of these facilities;

m)                      to manage and promote the Company’s work safety policy within the scope of its activities;

n)                        to manage and put in place projects for expansion of generation, transmission and co-generation, arranging for planning, construction and assembly, and ensuring the proper physical and financial performance of these undertakings;

o)                        to supply technical support to the negotiations to make the projects for expansion of generation, transmission and co-generation possible, and to take part in the negotiation of documents of the consortia of the entrepreneurs and special-purpose companies.

VII –           To the Chief Trading Officer:

a)                         to carry out research, studies and projections of interest to the Company;

b)                        to coordinate the planning and execution of the purchase of electricity to serve the Company’s market and the sale of energy coming from the Company’s own sources of generation;

c)                         to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings in all the segments of markets specialized in energy;

d)                        to coordinate the provision of business intermediation services related to the sale of energy to any authorized agent;

e)                         to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of the chamber, and to represent the Company in relations with the other entities trading electricity;

f)                           to coordinate the establishment of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

g)                        to establish commercial relations with and coordinate sales of electricity and services to individual consumers or groups of consumers served at voltages greater than or equal to 2.3kV and contracted demand greater than or equal to 500kW, and also business groups;

h)                        to identify, measure and manage the risks associated with the trading of electricity;

i)                            to negotiate and manage the commercial transactions involved in transport and connection of any party accessing the distribution system;

j)                            to negotiate and manage contracts with the National System Operator (ONS) for use of the transmission system and with transmission companies for connection to the distribution system;

l)                            to manage, in coordination with the Chief New Business Development Officer, trading of the Company’s carbon credits.

VIII –       To the Chief New Business Development Officer:

a)                         to arrange prospecting, analysis and development of new business of the Company in the areas of generation, transmission and distribution of electricity, transport and gas distribution, and also in other activities directly or indirectly related to the Company’s objects;

b)                        to arrange for technical, economic-financial, and environmental feasibility studies of new business projects for the Company, in coordination with the Chief Officers’ Departments related to the said businesses;

c)                         to coordinate negotiations and implement partnerships, consortia, special-purpose companies and other forms of association with public or private companies such as are necessary for the development of new business, and also the negotiation of contracts and corporate documents for these projects;

d)                        to coordinate the participation of the Company in tender proceedings for obtaining grants of concessions in all the areas of its operations;

e)                         to coordinate, evaluate and structure the opportunities for acquisition of new assets in the electricity sector and the sector of transport and distribution of gas;

f)                           to arrange for prospecting and analysis, within the Company, of business opportunities related to the use of carbon credits;

g)                        to consolidate the planning of expansion of the generation, transmission and distribution systems;

h)                        to consolidate the Company’s Program for Capital Investment in generation, transmission and distribution;

i)                            to represent the Company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

j)                            to carry out environmental programs and actions within the area related to this Chief Officer’s Department;

l)                            to accompany, within the Company, the energy planning of the State of Minas Gerais.

§ 1                                    The competencies of representation before technical and administrative bodies and associations granted to the Chief Officers under this Clause do not exclude the Chief Executive Officer’s competency of representation, nor the need for obedience to the provisions in these Bylaws in relation to prior obtaining of authorizations from the management bodies to contract obligations in the name of the Company.

§ 2                                    As well as the exercise of the attributions herein specified and demanded by law, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the Company.

§ 3                                    The projects developed by the Company in the area of the Chief New Business Development Officer’s Department, once structured and constituted, should be assumed by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws.

§ 4                                    It is the competency of each Chief Officer, within the area of his operation, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.

CHAPTER V

The Audit Board

Clause 23:                            The Company’s Audit Board shall function permanently and shall be made up of between 3 (three) and 5 (five) members and their respective substitute members, who shall be elected annually, on the occasion of the Annual General Meeting, and may be re-elected.

§ 1                                    The Audit Board shall elect its Chairman from among its members, and the Chairman shall call and chair the meetings.

Clause 24:                            In the event of resignation of the position, death or impediment, a member of the Audit Board shall be replaced by his respective substitute, until the new member is elected, and such member shall be chosen by the same party that appointed the substitute.

Clause 25:                            The Audit Board shall have the attributions set by the Corporate Law, and also, to the extent that they do not conflict with the Brazilian Legislation, those required by the laws of the countries in which the Company’s shares are listed and traded, in accordance with its regulations.

Clause 26:                            The remuneration of the members of the Audit Board shall be fixed by the General Meeting of Stockholders which elects it, in accordance with the legislation that is in force.

CHAPTER VI

The business year

Clause 27:                            The business year shall coincide with the calendar year, closing on December 31 of each year, when the financial statements shall be prepared, in accordance with the relevant legislation. Financial statements may be prepared for periods of six months or shorter periods.

Clause 28:                            Prior to the deduction of any sharing in results, the following shall be deducted from the result for the business year: retained losses, the provision for income tax, the Social Contribution on Net Profit and, successively, the profit shares of the employees and the managers.

§ 1                                    The net profit ascertained in each business year shall be allocated as follows:

a)                         5% (five percent) to the legal reserve, up to the limit specified by law;

b)                        50% (fifty percent) distributed as obligatory dividends to the stockholders of the Company, subject to the other terms of these Bylaws and the applicable legislation; and

c)                         the balance, after the retention specified in a capital expenditure and/or investment budget prepared by the Company’s management, in obedience to the Company’s Long-term Strategic Plan and the dividend policy contained therein and duly approved, shall be allocated to constitute a profit reserve for the purpose of distribution of extraordinary dividends, in accordance with Clause 30 of these Bylaws, up to the maximum limit specified by Clause 199 of the Corporate Law.

Clause 29:                            The dividends shall be distributed in the following order:

a)                         The annual minimum dividend guaranteed to the preferred shares;

b)                        The dividend for the common shares, up to a percentage equal to that guaranteed to the preferred shares.

§ 1                                    Once the dividends specified in sub-clauses “a” and “b” of the head paragraph of this clause have been distributed, the preferred shares shall have equality of rights with the common shares in any distribution of additional dividends.

§ 2                                    The Board of Directors may declare interim dividends, in the form of Interest on Equity, to be paid from retained earnings, profit reserves or profits ascertained in six-monthly or interim financial statements.

§ 3                                    The amounts paid or credited as Interest on Equity, in accordance with the relevant legislation, shall be imputed to the amounts of the obligatory dividend or of the dividend payable under the Bylaws to the preferred shares, being for all purposes of law a part of the amount of the dividends distributed by the Company.

Clause 30:                            Without prejudice to the obligatory dividend, every two years, starting from the business year of 2005, or more frequently if the Company’s availability of cash so permits, the Company shall use the profit reserve specified in sub-clause “c” of Clause 28 of these Bylaws for the distribution of extraordinary dividends, up to the limit of cash available, as determined by the Board of Directors, in obedience to the Company’s Long-term Strategic Plan and the Dividend Policy contained therein.

Clause 31:                            The obligatory or extraordinary dividends declared shall be paid in 2 (two) equal installments, the first by 30 June and the second by 30 December of each year, and the Executive Board shall decide the location and processes of payment, subject to these periods.

§ 1                                    Dividends not claimed within a period of 3 (three) years from the date on which they are placed at the disposal of the stockholder shall revert to the benefit of the Company.

Clause 32:                            The employees have the right to a share in the profits or results of the Company, upon the criteria defined by the Executive Board based on the guidelines approved by the Board of Directors and limits set by the General Meeting of Stockholders, in accordance with the specific legislation.

Clause 33:                            It is the competency of the General Meeting of Stockholders to set, annually, the limits for sharing by the managers in the profits of the Company, subject to the provisions of the sole sub-paragraph of Article 190 of Law 6404 of December 15, 1976.

CHAPTER VII

Responsibilities of the management officers

Clause 34:                            The management officers are responsible to the Company and to third parties for the actions which they take in the exercise of their functions, as specified by the law and by these Bylaws.

Clause 35:                            The Company shall provide to the members of the Board of Directors, the Audit Board and the Executive Board, defense in Court and/or administrative proceedings in which they are parties on the Plaintiff or Defendant side, during or after their periods of office, for actions or events related to the exercise of their specific functions and which do not violate legal provisions or the provisions of the Bylaws.

§ 1                                    The guarantee given in the head paragraph of this Clause extends to employees who legally carry out actions by delegation from the Company’s management officers.

§ 2                                    The Company shall contract third-party liability insurance to cover expenses of proceedings, fees of counsel and indemnities arising from the legal and administrative proceedings referred to in the head paragraph of this Clause, upon decision by the Board of Directors

§ 3                                    Any member of the Board of Directors or the Audit Board, or any Executive Officer or employee, against whom a Court judgment subject to no further appeal is given must reimburse the Company all the costs, expenses and losses caused to it.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer and Investor Relations Officer

Date: November 13, 2007